Annual Report

Warren Bancorp, Inc.

2001

Contents

Warren Bancorp, Inc. (the "Corporation") is a Massachusetts-chartered bank holding company. Through its subsidiaries, the Corporation is engaged primarily in the business of attracting personal and institutional deposits from the general public, originating residential and commercial mortgage, personal and commercial loans and investing in various securities. Its principal banking subsidiary is Warren Five Cents Savings Bank (the "Bank"), a Massachusetts-chartered, FDIC-insured savings bank incorporated in 1854 and headquartered in Peabody, Massachusetts. The Bank conducts its business from four banking offices in Peabody and two banking offices in Beverly, Massachusetts and over the internet. The Corporation's primary service area is centered in the cities of Peabody and Beverly and includes the other cities and towns of Essex County, Massachusetts.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Corporation's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the first two paragraphs under "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 7 of the Annual Report on Form 10-K.

Selected Financial Data

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Consolidated Balance Sheet Data:					
Total assets	$ 463,630	$ 438,122	$ 402,247	$ 397,065	$ 370,993
Investment securities	54,332	54,001	80,314	93,950	83,701
Mortgage-backed securities	10,097	11,813	14,048	20,430	30,579
Net loans	336,666	343,551	286,743	262,452	236,697
Real estate acquired by foreclosure	-	-	-	1,450	2,010
Deposits	398,347	387,047	355,534	347,012	325,293
Borrowed funds	19,082	8,654	7,510	7,674	2,926
Stockholders' equity	42,445	37,682	35,644	39,921	40,028

	Year ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per-share data)				
Consolidated Statement of Operations Data:					
Interest and dividend income	$ 33,210	$ 33,064	$ 28,987	$ 29,253	$ 28,539
Interest expense	13,489	13,120	11,803	12,060	11,404
Net interest income	19,721	19,944	17,184	17,193	17,135
(Recovery of) provision for loan losses	(131)	456	120	(91)	(316)
Non-interest income	2,589	2,027	1,297	1,443	3,339
Non-interest expenses	12,019	11,414	10,070	10,099	9,857
Income before income taxes	10,422	10,101	8,291	8,628	10,933
Income tax expense	3,318	3,368	2,827	2,724	3,648
Net income	$ 7,104	$ 6,733	$ 5,464	$ 5,904	$ 7,285
Basic earnings per share	$ 0.97	$ 0.92	$ 0.74	$ 0.75	$ 0.96
Diluted earnings per share	$ 0.94	$ 0.91	$ 0.72	$ 0.72	$ 0.91
Cash dividends paid	$ 0.450	$ 0.625	$ 0.630	$ 0.720	$ 0.435
Other Data:					
Return on average assets	1.57 %	1.61 %	1.39 %	1.57 %	2.02 %
Return on average stockholders' equity	17.73	18.81	15.26	14.79	19.50
Stockholders' equity to assets at year end	9.15	8.60	8.86	10.05	10.79
Dividend payout ratio	46.64	67.96	85.56	96.04	44.79
Weighted average interest rate spread	4.37	4.74	4.35	4.53	4.80
Net yield on average earning assets	4.57 %	4.96 %	4.57 %	4.79 %	5.03 %
Number of banking offices	6	6	6	6	6

The consolidated financial data for the Corporation and its subsidiaries presented above are expanded and explained in more detail by the financial information contained elsewhere herein. The consolidated financial data were derived from audited consolidated financial statements of the Corporation and the Bank at and for the periods shown.

TO OUR SHAREHOLDERS:

Our financial performance in 2001 once again reflected the strength of the core business units of the Company. The growth in earnings was accomplished in a very challenging environment highlighted by eleven interest rate reductions in a slowing economic environment. Net income rose to $7.1 million, up from $6.7 million in 2000 and diluted earnings per share increased to $0.94 from $0.91 in 2000. Return on average shareholders' equity remained high at 17.7% and compares very favorably with peer group comparisons. In 2001, the Company paid dividends of $0.45 per share, or 47% of our earnings to shareholders. Over the past year, dividends have become a more important component in the analysis of shareholder returns and our dividend yield remains very attractive.

Our 2001 performance is summarized as follows:

- ***Business Growth*** – The Corporate Banking Business has been a primary driver of growth and profitability for the Company, and in 2001 we successfully grew this business segment. Our customer relationship base increased as we added new customers with a diversified profile. It is notable that our commercial customer base reflects a number of new relationships with significant deposits that utilize our cash management capabilities. Loans grew to $263 million. This represents an increase of $28 million, or 12%, from last year.

  The Personal Banking Business team is focused on providing high quality customer service and generating new business. We have increased the level of training to support team members' product knowledge, customer service and sales skills. Our customer surveys indicate a very high level of satisfaction which is the basis for expanding relationships with our customers. The results of our approach are reflected in a 10% increase in retail deposits in the core, non-CD categories.

  The Residential Mortgage Origination Business results were very impressive as origination activity increased to $115 million from $75 million in 2000 – a 53% increase. Gains on sale of mortgage loans were $1.0 million compared to $0.2 million in 2000. While this business is cyclical, we are taking steps to increase our market share as industry activity is expected to decline.

- ***Asset Quality*** – I am pleased to report that for the second consecutive year end we have no non-accruing loans and no Real Estate Owned assets on our balance sheet. Asset quality has remained strong even in the face of a slowing economy and our underwriting standards have served us well. We are well positioned to manage through the current economic slump, and we continue to pay close attention to the management of the loan portfolio. The allowance for loan losses at year end was $5.0 million, representing 1.46% of loans.

The challenges of 2001 included managing through a series of interest rate reductions and a slowing economy. The impact of the interest rate reductions can be seen in the lower weighted average interest rate spread, 4.37% vs. 4.74% in 2000, and a lower net yield on average earning assets, 4.57% vs. 4.96% in 2000. Looking forward, there are signs that the economy may improve and that interest rates may have bottomed out. Our planning for 2002 includes initiatives to generate growth in low cost deposits which are critical to generating attractive spreads in a low interest rate environment and become even more valuable in a rising interest rate environment. While we plan to continue to make investments to support future growth, we are monitoring expenses closely in this slow economic environment.

We have delivered to shareholders a level of performance which has increased shareholder value, and we possess a very attractive banking franchise. We plan to continue to meet your expectations with the support of a dedicated staff and committed Board of Directors.

Thank you for your continued support.

Very truly yours,



John R. Putney
President and
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

[x] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES ACT OF 1934**

For the transition period from to
Commission File No. 0-17222

WARREN BANCORP, INC.

(Exact Name of registrant as specified in the charter)

MASSACHUSETTS *(State or other jurisdiction of incorporation or organization)*	**04-3024165** *(I.R.S. Employer Identification No.)*
10 Main Street **Peabody, Massachusetts** *(Address of principal executive offices)*	**01960** *(Zip Code)*

(978) 531-7400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock par value $0.10 per share
Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirement for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X].

The aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant based on the closing sale price for the registrant's common stock on March 4, 2002, as reported by the Nasdaq National Market was $66,733,211.

The number of shares of the registrant's common stock outstanding as of March 4, 2002 was 7,392,031.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 1, 2002 are incorporated by reference into this Annual Report as portions of Part III of Form 10-K.

CROSS REFERENCE SHEET OF INFORMATION REQUIRED BY ITEMS IN FORM 10-K

Statistical Disclosure for Bank Holding Companies

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Form 10-K constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "intend," "estimate," "plan," "assume" and other similar expressions which are predictions of or indicate future events and trends identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of the Corporation and may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

Certain factors that might cause such differences include, but are not limited to, the following: interest rates may increase, adversely affecting the ability of borrowers to repay adjustable-rate loans and the Corporation's earnings and income which derive in significant part from loans to borrowers; unemployment in the Corporation's market area may increase, adversely affecting the ability of individual borrowers to repay loans; property values may decline, adversely affecting the ability of borrowers to repay loans and the value of real estate securing repayment of loans; and general economic and market conditions in the Corporation's market area may decline, adversely affecting the ability of borrowers to repay loans, the value of real estate securing repayment of loans and the Corporation's ability to make profitable loans. Any of the above may also result in lower interest income, increased loan losses, additional charge-offs and writedowns and higher operating expenses. These and other factors that might cause differences between actual and anticipated results, performance and achievements are discussed in greater detail in this Annual Report, including the Annual Report on Form 10-K, under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the section entitled "Business."

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements and notes thereto appearing elsewhere in this report.

General

Warren Bancorp, Inc.'s (the "Corporation") operating results for the year ended December 31, 2001 (the "2001 period") reflect the operations of its only subsidiary, Warren Five Cents Savings Bank (the "Bank"). The Bank, which is wholly owned by the Corporation, operates as a community bank and is in the business of making individual and commercial loans to customers in its market area.

The Corporation recorded an increased profit for the 2001 period as compared to the year ended December 31, 2000 (the "2000 period") primarily due to increased asset levels, increased gains on sales of mortgage loans, and receipt of state-tax refunds plus interest for the resolution of certain tax matters of prior years. During the 2001 period, short-term interest rates have declined significantly. The yield on the one-year constant maturity index decreased to 2.17% at December 31, 2001 from 5.32% at December 31, 2000, and prime rate decreased to 4.75% at December 31, 2001 from 9.50% at December 31, 2000. When general interest rates decrease, the Corporation's weighted average interest-rate spread and net yield on average earning assets will usually decrease. This is mainly because certain sources of funds, namely NOW and regular savings deposits, may not have their rates decrease at the same rate as the Corporation's assets. Also demand deposits and stockholders' equity have no interest rate attached to them; therefore, their costs as a funding source do not decrease. As a result, despite increased asset levels, net interest income decreased in the 2001 period.

Stockholders' equity increased in 2001 due to increased earnings and an unrealized gain on securities available for sale net of income taxes. This was partially offset by the payment of dividends equal to 47% of net income. Future increases in interest rates could reduce the value of the securities portfolio and stockholders' equity.

Nonperforming loans and real estate acquired by foreclosure were zero at December 31, 2001 and December 31, 2000. Management continues to monitor the loan portfolio closely. If conditions in the Massachusetts real estate market become unstable and values deteriorate, the amount of nonaccrual loans and real estate acquired by foreclosure would be expected to increase, resulting in lower interest income and increased loan losses, which could require additional loan loss provisions to be charged to operating income. Moreover, an increase in real estate acquired by foreclosure may give rise to additional charge-offs and writedowns and higher expenses for property taxes and other carrying costs.

In 2001, the Corporation paid regular quarterly dividends totaling $.45 per share.

Asset/Liability Management

A primary objective of the Corporation's asset/liability management policy is to manage the interest-rate risk over time to achieve a prudent level of net interest income in changing interest-rate environments. Management's strategies are intended to be responsive to changes in interest rates and to recognize market demands for particular types of deposit and loan products. These strategies are overseen by an internal Asset/Liability Management Committee and by the Bank's Board of Directors, and the risks are managed with techniques such as simulation analysis, which measures the effect on net interest income of possible changes in interest rates, and "gap" analysis, using models similar to the one shown on the following page.

The Corporation uses simulation analysis to measure exposure of net interest income to changes in interest rates over a one-year period. This period is measured because the Corporation is most vulnerable to changes in short-term (one year and under) rates. Simulation analysis involves projecting future interest income and expense under various rate scenarios. The Corporation's policy on interest-rate risk specifies that if short-term money market interest rates were to shift immediately up or down 200 basis points, estimated net interest income for the next 12 months should decline by less than 15%. Due to the current interest-rate conditions, the interest-rate indices in the declining rate simulation could not all be lowered by 200 basis points. Those that could not be lowered by 200 basis points were lowered as much as was reasonable so as not to produce distorted rates. The Corporation was in compliance with this policy at December 31, 2001 and 2000. The following table reflects the Corporation's estimated exposure as a percentage of estimated net interest income for the next 12 months, assuming an immediate shift in short-term interest rates:

Rate change (basis points)	Estimated 12--month increase (decrease) in net interest income from December 31,	
	2001	2000
+200	2.3%	5.9%
-200	(3.4)%	(3.4)%

The result is within the Corporation's policy guidelines.

Simulation analysis depends to a significant extent on a variety of assumptions and estimates, which may not reflect actual future events. Estimates of customer behavior to changing interest rates may differ significantly from actual behavior. Areas of these estimates include loan prepayment speeds, shifts between adjustable-rate and fixed-rate loans, and activity within different categories of deposit products. Also, the ability of some borrowers to repay their adjustable-rate loans may decrease in the event of interest-rate increases.

The following table summarizes the Corporation's interest-rate sensitivity position as of December 31, 2001. Assets and liabilities are classified as interest-rate sensitive if they have a remaining term to maturity of 0-12 months or are subject to interest-rate adjustments within those time periods. Adjustable-rate loans and mortgage-backed securities are shown as if the entire balance came due on the repricing date. Nonaccruing loans are not included in this analysis due to their status as non-earning assets. Estimates of fixed-rate loan and fixed-rate mortgage-backed security amortization and prepayments are included with rate sensitive assets. The following types of deposit accounts are assumed to have effective maturities as follows based on their past retention characteristics: NOW accounts-up to five years; cash manager and passbook plus accounts-up to six months; and regular savings accounts-up to greater than five years. None of these assets is considered a trading asset.

Interest-Rate Sensitivity Position

	December 31, 2001				
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	Over 5 Years
	(Dollars in Thousands)				
Interest sensitive assets:					
Investment securities, including overnight investments	$ 23,187	$11,898	$3,088	$23,891	$ -
Loans held for sale	13,510	-	-	-	-
Adjustable-rate loans	97,589	18,454	32,393	138,355	-
Fixed-rate loans	7,235	1,164	3,391	35,119	7,939
Due from mortgage investors	13,003	-	-	-	-
Mortgage-backed securities	842	1,475	5,386	1,972	145
Total interest sensitive assets	155,366	32,991	44,258	199,337	8,084
Interest sensitive liabilities:					
Cash manager and passbook plus accounts	26,862	26,864	-	-	-
Time deposits	52,870	42,980	31,399	26,384	-
Other deposits(a)	13,414	13,415	26,848	96,050	10,621
Borrowings	13,425	-	3,000	2,019	638
Total interest sensitive liabilities	106,571	83,259	61,247	124,453	11,259
Excess (deficiency) of interest sensitive assets over interest sensitive liabilities	$ 48,795	$ (50,268)	$(16,989)	$74,884	$ (3,175)
Excess (deficiency) of cumulative interest sensitive assets over cumulative interest sensitive liabilities	$ 48,795	$(1,473)	$(18,462)	$ 56,422	$53,247
Cumulative interest sensitive assets as a percentage of cumulative interest sensitive liabilities	145.8%	99.2%	92.6%	115.0%	113.8%
Cumulative excess (deficiency) as a percentage of total assets	10.5%	(.3)%	(4.0)%	12.2%	11.5%

(a) Other deposits consist of regular savings, club and N.O.W. accounts.

Interest-rate sensitivity statistics are static measures that do not necessarily take into consideration external factors which might affect the sensitivity of assets and liabilities and consequently cannot be used alone to predict the operating results of a financial institution in a changing environment. However, these measurements do reflect major trends and thus the Corporation's sensitivity to interest rate changes over time.

Liquidity

The Bank seeks to ensure that sufficient liquidity is available to meet cash requirements while earning a return on liquid assets. The Bank uses its liquidity primarily to fund loan and investment commitments, to supplement deposit flows and to meet operating expenses. The primary sources of liquidity are interest and amortization from loans, mortgage-backed securities and investments, sales and maturities of investments, loan sales, deposits and Federal Home Loan Bank of Boston ("FHLBB") advances, which include a $15 million overnight line of credit. The Bank also has access to the Federal Reserve Bank's discount window and may borrow from the Depositors Insurance Fund Liquidity Fund. During 2001, the Bank did not use the Federal Reserve Bank discount window and did not borrow from the Depositors Insurance Fund Liquidity Fund.

The Bank also uses the longer term borrowing facilities within its total available credit line with the FHLBB. Advances from the FHLBB, other than the overnight facility, were $5,657,000 at December 31, 2001 and $2,671,000 at December 31, 2000. The available borrowing capacity as of December 31, 2001, was $51.7 million, which includes the aforementioned $15.0 million overnight line of credit. The borrowing capacity at FHLBB is collateralized by loans secured by one- to four-family properties. As these loan balances increase or decrease, the Corporation's borrowing capacity increases or decreases accordingly.

During 2001, the primary sources of liquidity were $96.3 million in loan sales, loan paydowns and amortization of $164.9 million, $11.3 million in growth of deposits, proceeds from maturities of investments of $18.9 million and proceeds from payments of mortgage-backed securities of $3.8 million. Primary uses of funds were $261.2 million in residential, commercial real estate and commercial loan originations, $18.1 million to purchase investment securities, $2.0 million to purchase mortgage-backed securities, and $3.3 million to pay dividends to shareholders. At December 31, 2001, the Bank had $10.2 million in money market funds and overnight investments.

The primary source of liquidity for the Corporation is dividends from the Bank. Dividends paid and stock repurchases by the Corporation are the primary uses of this liquidity. In 2001, there were no stock repurchases.

From time to time, the Bank obtains time deposits in denominations of $100,000 and over. The following table summarizes maturities of time deposits of $100,000 or more outstanding at December 31, 2001:

	(In thousands)
Within one year:	
Less than 3 months	$13,248
3 to 6 months	7,534
6 to 12 months	4,374
	25,156
More than one year	6,869
	$32,025

Capital Adequacy

Total stockholders' equity at December 31, 2001 was $42.4 million, an increase of $4.7 million from $37.7 million at the end of 2000. Included in stockholders' equity is an unrealized gain on securities available for sale, which increased stockholders' equity, of $660,000 as compared to an unrealized loss at December 31, 2000 of $60,000 which decreased stockholders' equity. Future interest-rate increases could reduce the fair value of these securities, which would reduce stockholders' equity. As a percentage of total assets, stockholders' equity was 9.15% at December 31, 2001 compared to 8.60% at December 31, 2000.

The Federal Reserve Board's ("FRB") leverage capital-to-assets guidelines require the strongest and most highly rated bank holding companies to maintain at least a 3.00% ratio of Tier I capital to average consolidated assets. All other bank holding companies are required to maintain at least 4.00% to 5.00%, depending on how the FRB evaluates their condition. The FRB may require a higher capital ratio. At December 31, 2001, the FRB leverage capital ratio was 9.02% compared to 8.68% at December 31, 2000.

The FDIC's leverage capital-to-assets ratio guidelines are substantially similar to those adopted by the FRB and described above. At December 31, 2001, the Bank's leverage capital ratio, under FDIC guidelines, was 8.66% compared to 8.35% at December 31, 2000.

The FRB and the FDIC have also imposed risk-based capital requirements on the Corporation and the Bank, respectively, which give different risk weightings to assets and to off-balance sheet assets such as loan commitments and loans sold with recourse. Both the FRB and FDIC guidelines require the Corporation and the Bank to have an 8.00% total risk-based capital ratio. The Corporation's and the Bank's total risk-based capital ratios were 12.43% and 11.98%, respectively, at December 31, 2001 compared to 11.44% and 11.06%, respectively, at December 31, 2000, thus exceeding their risk-based capital requirements.

As of December 31, 2001, the Bank's total risk-based capital ratio, Tier I risk-based capital ratio and leverage capital ratio were 11.98%, 10.73%, and 8.66%, respectively. Based on these capital ratios, the Bank is considered to be "well capitalized." (For further discussion on capital adequacy see note 9 in the Notes to Consolidated Financial Statements.)

Critical Accounting Policies

The Corporation's significant accounting policies are described in note 1 in the Notes to Consolidated Financial Statements. The Corporation considers the following accounting policies to be most critical in their potential effect on its financial position or results of operations:

Allowance for Loan Losses

The allowance for loan losses is established though a charge to the provision for loan losses. The allowance for loan losses is a significant estimate and is regularly reviewed by the Corporation for adequacy by assessing such factors as changes in the volume of and risks inherent in the loan portfolio; trends in portfolio credit quality, including delinquency rates and loss history; and current economic conditions that may affect a borrower's ability to repay. The Corporation's methodology with respect to the determination of the allowance for loan losses is more fully discussed on page 17 of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest Income Recognition

Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Accrual of interest income on loans is discontinued either when a reasonable doubt exists as to the full, timely collection of principal or interest or when the loans become contractually past due by ninety days or more, unless they are adequately secured and are in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is recognized to the extent that cash is received and where the ultimate collection of principal and interest is probable. Loans are removed from nonaccrual when they become less than ninety days past due and when concern no longer exists as to the collectibility of principal or interest or when they are adequately secured and are in the process of collection.

Income Taxes

The Corporation must estimate income tax expense for each period for which a statement of operations is presented. This involves estimating the Corporation's actual current tax exposure as well as its deferred taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Corporation must also assess the likelihood that any deferred tax assets will be recovered from future taxable income and to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

Financial Condition

The Corporation's total assets increased to $463.6 million at December 31, 2001 from $438.1 million at December 31, 2000. Increases occurred in cash and cash equivalents, loans held for sale, and due from mortgage investors which were partially offset by decreases in loans and investments.

Due From Mortgage Investors

Due from mortgage investors was $13.0 million at December 31, 2001 compared to zero at December 31, 2000. This represents the amount owed to the Corporation by mortgage investors for loans sold. During the 2001 period there have been significant delays by mortgage investors in making payments due to the backlog caused by the volume of mortgage loans sold into the secondary market nationwide.

Investments and Mortgage-Backed Securities

Investments, consisting of investment and mortgage-backed securities available for sale, investment securities held to maturity and cost-basis investments, decreased to $64.4 million at December 31, 2001 from $65.7 million at December 31, 2000. This was caused by maturities of corporate notes and paydowns of mortgage-backed securities. Mortgage-backed securities decreased to $9.8 million at December 31, 2001 from $11.6 million at December 31, 2000 due to $3.8 million in principal paydowns offset by a $2.0 million purchase. Future increases in interest rates could reduce the value of these investments.

Investments. Certain information regarding the Corporation's investments as of December 31 is presented below (in thousands):

	2001	2000
Amortized Cost:		
Investment and mortgage-backed securities available for sale:		
U.S. Government and related obligations	$12,612	7,645
Fixed-income mutual funds	28,490	28,698
Mortgage-backed securities	9,820	11,552
Corporate notes	-	5,567
Preferred stock	5,314	5,314
Total amortized cost	56,236	58,776
Investment securities held to maturity:		
Foreign government bonds	1,375	1,250
Cost-basis investments		
Stock in Federal Home Loan Bank of Boston	4,110	4,110
Stock in Depositors Insurance Fund Liquidity Fund	108	108
Stock in Savings Bank Life Insurance Company of Massachusetts	1,576	1,576
	5,794	5,794
Total amortized cost	63,405	$65,820
Unrealized gain/(loss) on investment securities available for sale	1,024	(80)
Total carrying value	$64,429	$65,740
Total fair value of investment securities	$64,669	$65,980

The following table presents the maturity distribution of debt securities included in the investment securities portfolio and the weighted average yield for each type and range of maturity as of December 31, 2001. Adjustable-rate mortgage-backed securities are shown as if the entire balance came due on the repricing date. Estimates are made of fixed-rate mortgage-backed security amortization and prepayments (dollars in thousands):

	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and agency obligations available for sale	$12,612	2.55%	$ -	-%	$ -	-%	$ -	-%	$ 12,612	2.55%
Mortgage-backed securities available for sale	7,703	6.16	1,972	6.47	145	6.03	-	-	9,820	6.22
Foreign government bonds held to maturity	-	-	875	6.97	500	5.63	-	-	1,375	6.48
	$20,315	3.92%	$ 2,847	6.62%	$ 645	5.72%	-	-%	$ 23,807	4.29%

At December 31, 2001, the Corporation did not hold securities of any single issuer that exceeded ten percent of stockholders' equity.

Loans and Loans Held For Sale

Loans held for sale increased by $8.3 million during the 2001 period to $13.5 million at December 31, 2001. This increase is due to lower interest rates in the 2001 period, and customer preference shifting to fixed-rate mortgage loans. The Corporation sells this production.

Loans decreased by $6.7 million during the 2001 period to $341.6 million at December 31, 2001. This decrease is the result of a decrease in residential mortgage loans offset by increases in commercial real estate, commercial and consumer loans. Commercial real estate, commercial construction and commercial loans typically earn higher yields than residential mortgage loans, but usually carry higher risk due to loan size.

The following table sets forth the classification of the Corporation's loans as of December 31 (in thousands):

	2001	2000	1999	1998	1997
Residential mortgages	$ 48,762	$ 88,517	$52,209	$45,658	$52,707
Commercial real estate	200,890	178,666	167,221	163,154	125,832
Commercial construction	13,192	14,812	19,590	13,620	19,739
Commercial loans	49,225	41,512	29,446	23,726	22,259
Consumer loans	29,570	24,825	22,548	20,317	20,226
	$341,639	$348,332	$291,014	$266,475	$240,763

Balances in residential mortgage loans decreased mainly as a result of decreases in interest rates during the 2001 period. The Bank typically sells all fixed-rate residential mortgage loans that it originates to the secondary mortgage market and retains the adjustable-rate loans in its residential mortgage portfolio. Due to the decrease in interest rates during the 2001 period, the adjustable-rate portfolio has decreased as borrowers preferred fixed-rate loans to adjustable-rate loans. Balances in commercial real estate and commercial loans increased mainly due to the Corporation's continued emphasis on corporate lending. Balances in consumer loans increased based on the Corporation's focus on equity lines of credit.

Residential mortgage loan originations increased during 2001 to $114.7 million from $74.6 million in 2000 due mainly to higher refinancing levels and a strong market for home purchases, both a result of lower interest rates. The Corporation originated $103.3 million in fixed-rate loans during 2001 compared to $22.3 million during 2000. Adjustable-rate loans totaling $11.4 million were originated during 2001 compared to $52.3 million during 2000. The Corporation sold loans totaling $109.3 million during 2001 compared to $19.0 million in 2000. At year-end 2001, the Corporation held $13.5 million of fixed-rate residential mortgage loans for sale compared to $5.2 million at year-end 2000.

The following table sets forth a maturity distribution of the Corporation's commercial real estate, commercial construction, and commercial loans as of December 31, 2001. For purposes of compiling this table, fixed rate loans are treated as if the entire balance were due on the last contractual payment date. Adjustable-rate loans are shown at the adjustment period date. Based on experience with such loans, partial or full repayment of a portion of the Corporation's commercial real estate loans prior to contractual maturity can be expected.

	Within One Year	One to Five Years	Over Five Years	Total Gross Loans
		(In thousands)		
Commercial real estate	$63,267	$133,368	$4,255	$200,890
Commercial construction	13,192	-	-	13,192
Commercial loans	28,935	19,498	792	49,225
Total	$105,394	$152,866	$5,047	$263,307
Loans with adjustable rate	$95,596	$118,921	$ -	$214,517
Loans with fixed rate	9,798	33,945	5,047	48,790
	$105,394	$152,866	$5,047	$263,307

CREDIT QUALITY

Impaired and Nonperforming Loans

Loans are deemed by the Corporation to be impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the original loan agreement. Generally, nonaccruing loans are deemed impaired. Large groups of homogeneous loans, such as smaller balance residential mortgage and consumer installment loans, are collectively evaluated for impairment. Typically, the maximum delay in receiving payments according to the contractual terms of the loan that can occur before a loan is considered impaired is 90 days. Impaired loans are analyzed and categorized by level of credit risk and collectibility in order to determine their related allowance for loan losses. At December 31, 2001, four loans were considered impaired and accruing interest totaling $1.8 million compared to two loans considered impaired and accruing interest totaling $991,000 at December 31, 2000.

Loans past due 90 days or more, or past due less than 90 days but in a nonaccrual status, were zero at December 31, 2001 and December 31, 2000. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of principal or interest or when the loans become contractually past due by 90 days or more, unless they are adequately secured and are in the process of collection.

When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is recognized to the extent that cash is received and where the ultimate collection of principal and interest is probable. Following collection procedures for loans secured by real estate, the Corporation generally institutes appropriate action to foreclose the property or acquire it by deed in lieu of foreclosure.

The table below details nonperforming loans at December 31 (dollars in thousands):

	2001	2000	1999	1998	1997
Accruing loans 90 days or more past due	$ -	$ -	$633	$163	$ -
Nonaccrual loans	-	-	914	475	347
Total nonperforming loans	$ -	$ -	$1,547	$638	$347
Percentage of nonperforming loans to:					
Total loans	N/A	N/A	0.53%	0.24%	0.14%
Total assets	N/A	N/A	0.38%	0.16%	0.09%

In addition, at December 31, 2001 and 2000, the Corporation had $808,000 and $9,000, respectively, of loans past due 60 to 89 days and still accruing interest not included above. These loans are closely monitored by management and they are considered in reviews of the adequacy of the loan loss reserve.

The Corporation's lending activities are conducted throughout eastern Massachusetts with emphasis in Essex County, Massachusetts and contiguous counties, including those in southern New Hampshire, although from time to time loans will be made outside of this area. The Bank makes single family, residential construction, condominium and multi-family residential loans; commercial real estate, commercial construction and commercial loans; and a variety of consumer loans. Most loans granted by the Bank are collateralized by real estate. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity and real estate values within the borrower's geographic area. The ability and willingness of commercial real estate, commercial construction and commercial loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector, the borrower's business/industrial sector and the general economy in the borrower's geographic area.

Real Estate Acquired by Foreclosure

There was no real estate acquired by foreclosure at December 31, 2001 and December 31, 2000. Real estate acquired by foreclosure is reflected at the lower of the carrying value of the loan or the net carrying value of the property less estimated cost of disposition.

The Corporation had a net gain of zero on the sale of real estate acquired by foreclosure in the 2001, 2000 and 1999 periods.

In summary, nonperforming assets are as follows at December 31, (in thousands):

	2001	2000	1999	1998	1997
Nonperforming loans	$ -	$ -	$1,547	$ 638	$ 347
Real estate acquired by foreclosure	-	-	-	1,450	2,010
Total nonperforming assets	$ -	$ -	$1,547	$2,088	$2,357

Allowance for Loan Losses

The following table presents the activity in the allowance for loan losses for the years ended December 31 (dollars in thousands):

	2001	2000	1999	1998	1997
Balance at beginning of period...	$ 4,781	$ 4,271	$ 4,023	$ 4,066	$ 4,533
Losses charged to the allowance:					
Commercial	-	-	(4)	-	-
Commercial mortgage and construction	-	-	(49)	-	(344)
Residential mortgage............	(3)	(14)	-	-	(241)
Consumer loans..................	(1)	(8)	(7)	(98)	(23)
	(4)	(22)	(60)	(98)	(608)
Loan recoveries:					
Commercial	21	34	100	24	116
Commercial mortgage and construction...............	269	1	34	79	248
Residential mortgage............	26	24	36	23	75
Consumer loans..................	11	17	18	20	18
	327	76	188	146	457
Net (charge-offs) recoveries....	323	54	128	48	(151)
Provision for (recovery of) loan losses charged (credited) to expense............................	(131)	456	120	(91)	(316)
Balance at end of period...........	$ 4,973	$ 4,781	$ 4,271	$ 4,023	$ 4,066
Allowance to total loans at end of period....................	1.46%	1.37%	1.47%	1.50%	1.69%
Allowance to nonperforming loans at end of period...........	N/A	N/A	276.1%	630.6%	1171.18%
Net (charge-offs) recoveries to Average loans outstanding.....	.09%	.02%	.04%	.02%	(.07)%
Allocation of ending balance:					
Commercial	$ 752	$ 629	$ 435	$ 298	$ 295
Commercial mortgage and construction	3,268	3,094	3,110	2,917	2,752
Residential mortgage............	557	818	512	619	727
Consumer loans..................	396	240	214	189	292
	$ 4,973	$ 4,781	$ 4,271	$ 4,023	$ 4,066
Percentage of loans in each category to total loans:					
Commercial	14.4%	11.9%	10.1%	8.9%	9.2%
Commercial mortgage and construction	62.7	55.6	64.2	66.3	60.5
Residential mortgage............	14.3	25.4	17.9	17.1	21.9
Consumer loans..................	8.6	7.1	7.8	7.7	8.4
	100.0%	100.0%	100.0%	100.0%	100.0%

Notwithstanding the foregoing allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is doubtful.

Balances in the allowance for loan losses are determined on a periodic basis by management and the Loan Committee of the Board of Directors with assistance from a third-party credit-review consulting firm. Management uses a consistent systematic process that takes into consideration specific and general portfolio risk, economic conditions and the current regulatory environment. For impaired loans, management quantifies potential losses. For all other loans a grading system is used based on assessed credit risk, and loss percentages are applied to these loans. The loss percentages are determined by reviewing historic loss trends in each grade category and taking into consideration industry and regulatory norms, current economic conditions, delinquency levels, experience of staff and other trends.

In addition to the above components, management applies an unallocated allowance that is not attributable to any specific loan or loan grade. This allowance is based on various factors. Among the factors are: the risk characteristics of the loan portfolio generally; general economic trends; assessment of the current business cycle; credit quality trends in relation to current economic conditions; trends in the outlook of banking regulators with respect to allowance for loan losses and supervisory concerns in general; and industry trends with respect to levels of allowance for loan losses. The amounts of the unallocated allowance for the years ended December 31, 2001, 2000 and 1999 is as follows: $1,356,000, or 27% of the total allowance at year-end 2001; $1,538,000, or 32% of the total allowance at year-end 2000; $1,115,000 or 26% of the total allowance at year-end 1999. For purposes of the table on the preceding page, the unallocated allowance is reallocated to specific categories on a "pro-rata" basis. The unallocated allowance decreased in 2001 based mainly on management's assessment that: the Corporation's customers were favorably withstanding the economic slowdown projected at the end of 2000 (nonaccruing loans remained at zero at the end of 2001); reduced interest rates would better enable customers to pay their debts to the Corporation; and the Corporation's lending and credit staff was enhanced during the year.

Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet estimated charge-offs in the loan portfolio after weighting the above factors. Because the allowance for loan losses is based on various estimates and includes a high degree of judgment, subsequent changes in general economic conditions and the economic prospects of the borrowers may require changes in those estimates.

The associated provision for loan losses is the amount required to bring the allowance for loan losses to the balance considered necessary by management at the end of the period after accounting for the effect of loan charge-offs (which decrease the allowance) and loan-loss recoveries (which increase the allowance). The allowance for loan losses included above attributable to $1.8 million of impaired loans, all of which is measured using the fair value method, is $91,000 at December 31, 2001.

Legal and Off-Balance Sheet Risks

Various legal claims arise from time to time in the course of business of the Corporation and its subsidiaries. At December 31, 2001 there were no material legal claims against the Corporation.

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations of interest rates. These financial instruments include commitments to originate loans, unused lines of credit, standby letters of credit, recourse arrangements on sold assets and forward commitments to sell loans. The financial instruments involve, to varying degrees, elements of credit, liquidity and interest-rate risk in excess of the amount recognized in the consolidated balance sheets.

Financial instruments with off-balance sheet risk at December 31 are as follows:

	Contract Amount (In thousands) 2001	2000
Financial Instruments Whose Contract Amounts Represent Credit Risk:		
Commitments to originate loans	$39,183	$37,701
Unused lines of credit	46,728	48,417
Standby letters of credit	1,028	3,375
Unadvanced portions of construction loans	21,100	24,710
Loans sold with recourse	746	899
Financial Instruments Whose Contract Amounts Exceed the Amount of Credit Risk:		
Forward commitments to sell loans	$20,200	$ 6,978

For additional information regarding risks associated with these instruments, see note 12 in the Notes to Consolidated Financial Statements.

Properties

The Bank operates a main office and three additional banking offices in Peabody and two banking offices in Beverly. At December 31, 2001, management believes that the Bank's existing properties are adequate for the conduct of its business.

The following table sets forth certain information relating to the Bank's offices as of December 31, 2001:

Office Location	Year Opened	Owned Sold or Leased	Lease Expiration Date	Lease Renewal Option
Peabody Square 10 Main Street	1854	Owned	-	-
Northshore Shopping Center	1958	Leased	2005	No
West Peabody Russell and Lowell Street	1971	Leased	2003	No*
South Peabody Lynnfield Street	2000	Leased	2009	Yes
Beverly 175 Cabot Street	1867	Owned	-	-
North Beverly 55 Dodge Street	1968	Leased	2006	No

* Bank has option to purchase.

Other Assets

Included in other assets at December 31, 2001 and December 31, 2000 are $1.0 million and $1.3 million, respectively, of deferred income tax asset.

Liabilities

Year-end deposit levels increased to $398.3 million at December 31, 2001 from $387.0 million at December 31, 2000. This increase took place primarily in demand deposits, NOW deposits, and savings deposits and was partially offset by a decrease in time deposits.

Average Deposits. The following table presents the average balance and average cost of the Corporation's deposits for the years ended December 31 (dollars in thousands):

	2001		2000		1999	
	Amount	**Cost**	**Amount**	**Cost**	**Amount**	**Cost**
Non-interest bearing	$ 27,412	-%	$ 22,715	-%	$ 17,485	-%
NOW accounts	45,932	0.51	40,251	0.52	36,692	0.53
Savings	157,850	2.42	146,573	2.86	137,497	2.46
Time	154,343	5.47	159,808	5.23	155,621	5.08
Total deposits	$385,537	3.24	$369,347	3.45	$347,295	3.31%

Federal Home Loan Bank of Boston advances were $5.7 million at December 31, 2001 and $2.7 million at December 31, 2000. Securities sold under agreement to repurchase (customer "repos") were $13.4 million at December 31, 2001 and $6.0 million at December 31, 2000.

Accrued expenses and other liabilities includes a current income tax payable of $384,000 at December 31, 2001 and $1.1 million at December 31, 2000. It also includes accrued salaries and benefits payable of $992,000 at December 31, 2001 and $886,000 at December 31, 2000.

Income Yield and Cost of Funds Analysis. The table below sets forth information concerning the Corporation's average balances, interest income and expense, and yield information for the three years shown. Average loan balances include nonaccruing loans. The yields on investments and loans are calculated on a fully taxable-equivalent basis using a federal tax rate of 34%.

	Year ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in thousands)					
Interest-earning assets:									
Loans	$376,571	$29,677	7.94%	$317,937	$27,452	8.63%	$273,376	$22,891	8.37%
Investments, including overnight investments	51,296	2,766	5.60	74,429	4,682	6.46	89,115	4,969	5.64
Mortgage-backed securities	10,924	767	7.02	12,795	930	7.27	16,579	1,127	6.80
Total interest-earning assets	438,791	33,210	7.64%	405,161	33,064	8.19%	379,070	28,987	7.66%
Non-interest earning assets	14,692			12,674			13,692		
Total assets	$453,483			$417,835			$392,762		
Interest-bearing liabilities:									
Deposits	$358,125	12,492	3.49%	$346,632	12,744	3.68%	$329,810	$11,488	3.48%
Borrowings	26,598	997	3.71	10,591	376	3.55	8,659	315	3.64
Total interest-bearing liabilities	384,723	13,489	3.50	357,223	13,120	3.67	338,469	11,803	3.49
Non-interest bearing deposits	27,412			22,715			17,485		
Total deposits and borrowed funds	412,135		3.27	379,938		3.45	355,954		3.31
Non-interest bearing liabilities	1,282			2,095			918		
Stockholders' equity	40,066			35,802			35,890		
Total liabilities and stockholders' equity	$453,483			$417,835			$392,762		
Net interest income	$ 19,721			$ 19,944			$ 17,184		
Weighted average rate spread			4.37%			4.74%			4.35%
Net yield on average earning assets			4.57%			4.96%			4.57%

Rate/Volume Analysis. The following table sets forth information concerning the Bank's interest and dividend income, interest expense and net interest income changes for the years listed.

	Year ended December 31,							
	2001 Compared to 2000				2000 Compared to 1999			
	Increase (Decrease)				Increase (Decrease)			
	Due to				Due to			
	Volume	Rate	Average Rate/ Volume	Total	Volume	Rate	Average Rate/ Volume	Total
	(In thousands)							
Interest and dividend income:								
Investments, including overnight investments	$(1,496)	$ (643)	$ 223	$(1,916)	$(828)	$ 736	$(195)	$(287)
Mortgage-backed securities	(136)	(32)	5	(163)	(257)	78	(18)	(197)
Loans	5,063	(2,220)	(618)	2,225	3,731	714	116	4,561
Total interest and dividend income	3,431	(2,895)	(390)	146	2,646	1,528	(97)	4,077
Interest expense:								
Deposits:								
N.O.W.	30	(5)	(1)	24	19	(5)	(1)	13
Savings	322	(632)	(49)	(359)	224	537	35	796
Time	(286)	382	(13)	83	213	228	6	447
Borrowings	568	21	32	621	70	(8)	(1)	61
Total interest expense	634	(234)	(31)	369	526	752	39	1,317
Net interest income	$2,797	$(2,661)	$(359)	$ (223)	$2,120	$ 776	$(136)	$2,760

Business Segments

For internal reporting, planning and business purposes, the Corporation segments its operations into distinct business groups. An individual business group's profit contribution to the Corporation as a whole is determined based upon the Corporation's profitability reporting system which assigns capital and other balance sheet items and income statement items to each of the business groups. This segmentation mirrors the Corporation's organizational structure. Management accounting policies are in place for assigning revenues and expenses that are not directly incurred by the business groups, such as overhead, the results of asset allocations, and transfer revenues and expenses. Accordingly, the Corporation's business-segment operating results will differ with other similar information published by other financial institutions. In addition, management accounting concepts are periodically refined and results may change to reflect these refinements.

For purposes of this disclosure, operating segments are defined as components of an enterprise that are evaluated regularly by chief operating decision maker in deciding how to allocate resources and in assessing performance. The Corporation's chief operating decision maker is the President and Chief Executive Officer of the Corporation. This disclosure has no effect on the Corporation's primary financial statements.

In 2001, the Corporation has identified its reportable operating business segments as the Corporate Banking Business, the Personal Banking Business and the Residential Mortgage Business. In 2000 and 1999, the Corporation had identified its reportable business segments as the Corporate Banking Business and the Personal Banking Business. Although the Corporation's business segments included the Residential Mortgage Business in 2000 and 1999, it was not considered a reportable segment. In 2001 the Corporation changed its method of allocating assets, capital, and funding among the business segments. The major change is that the residential mortgage loan portfolio became part of the assets of the Residential Mortgage Business in 2001. In prior periods, the Residential Mortgage

Business sold loans that were to be kept in the Bank's portfolio to the Personal Banking Business at a specified transfer price. Because of this change in the mix of assets, capital allocations and funding methods to those two businesses also changed. Also because of these changes, the Residential Mortgage Business met certain quantitative thresholds and is now considered a reportable segment. Due to the complexity of the financial statements, the fact that the Corporation's new approach encompasses a fundamental change and that change is more than just a reassignment of profit centers, a restatement of information in prior periods is impracticable. In addition, for the same reasons, it is impracticable to restate the current reporting period under the old basis. Furthermore, management has not restated prior or current business-segment financial information for internal purposes. A description of each reportable business segment is discussed below:

Corporate Banking Business

The Corporate Banking Business provides services to business customers in the Corporation's market area. These services include, but are not limited to, commercial real estate and construction loans, asset-based financing and cash management/deposit services. It services all loans in its business. This business' segment reporting approach remained the same in the 2001, 2000 and 1999 periods.

Residential Mortgage Business

The Residential Mortgage Business provides services to consumers in the Corporation's market area. These services include making adjustable-rate and fixed-rate mortgage loans. This group also services all loans held in its business and sells fixed-rate loans into the secondary market.

Personal Banking Business

The Personal Banking Business provides services to consumers in the Corporation's market area through its branch and ATM network. These services include, but are not limited to, home equity loans, installment loans, safe deposit boxes and an array of deposit services. In the 2000 and 1999 period, this business purchased adjustable-rate mortgage loans from another business segment and serviced all loans in its business. In the 2001 period, the adjustable-rate mortgage loans were transferred to the books of the Residential Mortgage Business along with the expense of servicing those loans.

Non-Reportable Segments

Non-reportable operating segments of the Corporation's operations that do not meet the qualitative and quantitative thresholds requiring disclosure are included in the Other category in the disclosure of business segments below. Revenues in these segments consist mainly of interest income on investments and gains on sales of securities, and in 2000 and 1999 also included gains on sales of mortgage loans.

Specific reportable segment information as of and for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

Year Ended December 31, 2001

	Corporate Banking	Residential Mortgage	Personal Banking	Other	Eliminations	Warren Bancorp Consolidated
Interest income–external	$22,330	$7,422	$ 3,012	$ 446	-	$ 33,210
Interest income–internal	-	-	14,708	-	$(14,708)	-
Interest expense-external	2,048	595	10,750	96	-	13,489
Interest expense-internal	9,821	4,887	-	-	(14,708)	-
Fee and other income	238	1,079	1,029	243	-	2,589
Income tax expense (benefit)	3,010	838	706	(1,236)	-	3,318
Net income	4,890	1,289	1,187	(262)	-	7,104
Total assets	291,400	81,300	76,500	14,400	-	463,600
Total loans	263,300	48,700	29,600	-	-	341,600
Total deposits	64,300	900	328,700	4,400	-	398,300

Year Ended December 31, 2000

	Corporate Banking	Personal Banking	Other	Eliminations	Warren Bancorp Consolidated
Interest income–external	$ 21,362	$ 11,412	$ 290	-	$ 33,064
Interest income–internal	-	9,800	111	$(9,911)	-
Interest expense–external	2,221	10,805	94	-	13,120
Interest expense–internal	9,800	-	111	(9,911)	-
Fee and other income	326	904	797	-	2,027
Income tax expense (benefit)	2,929	1,655	(1,216)	-	3,368
Net income (loss)	4,435	2,985	(687)	-	6,733
Total assets	262,500	167,500	8,100	-	438,100
Total loans	235,000	113,300	-	-	348,300
Total deposits	67,400	317,500	2,100	-	387,000

Year Ended December 31, 1999

	Corporate Banking	Personal Banking	Other	Eliminations	Warren Bancorp Consolidated
Interest income–external	$ 19,076	$ 9,682	$ 229	-	$ 28,987
Interest income–internal	-	8,963	45	$(9,008)	-
Interest expense–external	1,338	10,367	98	-	11,803
Interest expense–internal	8,963	-	45	(9,008)	-
Fee and other income	168	807	322	-	1,297
Income tax expense (benefit)	2,973	1,233	(1,379)	-	2,827
Net income (loss)	4,459	2,512	(1,507)	-	5,464
Total assets	237,600	156,600	8,000	-	402,200
Total loans	216,200	74,800	-	-	291,000
Total deposits	39,700	313,700	2,100	-	355,500

Results of Operations - 2001 Compared to 2000

General

The Corporation recorded a profit for the 2001 period of $7.1 million compared to a profit for the 2000 period of $6.7 million.

Net interest income for the 2001 period was $19.7 million and $19.9 million for the 2000 period. The weighted average interest-rate spread for the 2001 period was 4.37% compared to 4.74% for the 2000 period. The net yield on average earning assets was 4.57% for the 2001 period and 4.96% for the 2000 period. The return on average assets and the return on average stockholders' equity were 1.57% and 17.73%, respectively, for the 2001 period compared to 1.61% and 18.81%, respectively, for the 2000 period.

During the 2001 period, short-term interest rates have declined significantly. The yield on the one-year constant maturity index decreased to 2.17% at December 31, 2001 from 5.32% at December 31, 2000, and prime rate decreased to 4.75% at December 31, 2001 from 9.50% at December 31, 2000. When general interest rates decrease, the Corporation's weighted average interest-rate spread and net yield on average earning assets will usually decrease. This is mainly because certain sources of funds, namely NOW and regular savings deposits, may not have their rates decrease at the same rate as the Corporation's assets. Also demand deposits and stockholders' equity have no interest rate attached to them; therefore, their costs as a funding source do not decrease. As a result, despite increased asset levels, net interest income decreased in the 2001 period.

Interest and Dividend Income

Total interest and dividend income increased to $33.2 million for the 2001 period from $33.1 million for the 2000 period. Interest on loans increased to $29.7 million for the 2001 period from $27.5 million for the 2000 period due to average loans outstanding increasing in the 2001 period which was offset by a decrease in the average loan yield to 7.94% for the 2001 period from 8.63% for the 2000 period. Interest and dividends on investments was $2.8 million for the 2001 period compared to $4.7 million for the 2000 period. This is attributable to a decrease in the average amount of investments held and a decrease in the average yield on investments to 5.60% for the 2001 period from 6.46% for the 2000 period. Mortgage-backed securities income decreased to $767,000 in the 2001 period from $930,000 in the 2000 period primarily due to a decrease in the average amount of mortgage-backed securities held due to paydowns and a decrease in the average yield to 7.02% for the 2001 period from 7.27% in the 2000 period.

Interest Expense

Interest on deposits decreased to $12.5 million for the 2001 period from $12.7 million for the 2000 period. This decrease was related to a decrease in the average cost of total deposits to 3.24% for the 2001 period from 3.45% for the 2000 period despite an increase in average total deposits outstanding. Interest on borrowed funds and escrow deposits of borrowers increased to $997,000 in the 2001 period from $376,000 for the 2000 period. This increase is related to an increase in the average amount of borrowed funds and an increase in the average cost of borrowings to 3.71% for the 2001 period from 3.55% for the 2000 period.

Non-Interest Income

Total non-interest income for the 2001 period was $2.6 million compared to $2.0 million for the 2000 period. The gain from the sale of mortgage loans was $1.0 million in the 2001 period compared to $214,000 in the 2000 period. Because the Corporation sells fixed-rate loans that it originates, and because more fixed-rate loans were originated in the 2001 period due to low interest rates, gains on sales of mortgage loans increased. Also included in the 2001 period is $200,000 of interest for the resolution of certain tax matters of prior years. The gain from the sale of investment securities was zero for the 2001 period compared to $208,000 in the 2000 period. The gain on sale of securities in the 2000 period was due to a call of a preferred stock. The other gain included in the 2000 period is a gain on sale of fixed assets of $376,000 from the sale of the land and building that was the former location of the Bank's South Peabody branch office (see Note 11 "Related-Party Transaction" in the notes to consolidated financial statements.)

Non-Interest Expense

Total non-interest expense was $12.0 million in the 2001 period compared to $11.4 million in the 2000 period. Salaries and employee benefits were $7.4 million in the 2001 period and $7.1 million for the 2000 period. Salaries and benefits increased due to salaries and benefits increases for existing staff. Other expenses increased to $2.2 million in the 2001 period from $2.0 million in the 2000 period due to recruiting costs, the cost of an additional ATM, and consulting services.

Income Tax Expense

Income tax expense for the 2001 period was $3.3 million, or 31.8% of income before income taxes, compared to $3.4 million, or 33.3% of income before income taxes, for the 2000 period. Included in income tax expense for the 2001 period is a $176,000 reduction of state tax expense, net of federal tax, due to resolution of certain tax matters of prior years. The Corporation's tax rate without this reduction was 33.5%.

Results of Operations - 2000 Compared to 1999

General

The Corporation recorded a profit for the 2000 period of $6.7 million compared to a profit for the 1999 period of $5.5 million.

Net interest income for the 2000 period was $19.9 million and $17.2 million for the 1999 period. The weighted average interest-rate spread for the 2000 period was 4.74% compared to 4.35% for the 1999 period. The net yield on average earning assets was 4.96% for the 2000 period and 4.57% for the 1999 period. The return on average assets and the return on average stockholders' equity were 1.61% and 18.81%, respectively, for the 2000 period compared to 1.39% and 15.26%, respectively, for the 1999 period.

Interest and Dividend Income

Total interest and dividend income increased to $33.1 million for the 2000 period from $29.0 million for the 1999 period. Interest on loans increased to $27.5 million for the 2000 period from $22.9 million for the 1999 period due to average loans outstanding increasing in the 2000 period as well as an increase in the average loan yield to 8.63% for the 2000 period compared to 8.37% for the 1999 period. Interest and dividends on investments was $4.7 million for the 2000 period compared to $5.0 million for the 1999 period. This is attributable to a decrease in the average amount of investments held offset by an increase in the average yield on investments to 6.46% for the 2000 period from 5.64% for the 1999 period. Mortgage-backed securities income decreased to $930,000 in the 2000 period from $1.1 million in the 1999 period primarily due to a decrease in the average amount of mortgage-backed securities held due to paydowns offset by an increase in the average yield from 7.27% for the 2000 period compared to 6.80% in the 1999 period.

Interest Expense

Interest on deposits increased to $12.7 million for the 2000 period from $11.5 million for the 1999 period. This increase was related to an increase in the average cost of total deposits to 3.45% for the 2000 period from 3.31% for the 1999 period and an increase in average total deposits outstanding. Interest on borrowed funds and escrow deposits of borrowers increased to $376,000 in the 2000 period from $315,000 for the 1999 period. This increase is primarily related to an increase in borrowed funds partially offset by the average cost of borrowings decreasing to 3.55% for the 2000 period from 3.64% for the 1999 period.

Non-Interest Income

Total non-interest income for the 2000 period was $2.0 million compared to $1.3 million for the 1999 period. The gain from the sale of mortgage loans was $214,000 in the 2000 period compared to $232,000 in the 1999 period. The gain from the sale of investment securities was $208,000 for the 2000 period compared to $17,000 in the 1999 period. The gain on sale of securities in the 2000 period was due to a call of a preferred stock. The other gain included in the 2000 period is a gain on sale of fixed assets of $376,000 from the sale of the land and building that was the former location of the Bank's South Peabody branch office (see Note 11 "Related-Party Transaction" in the Notes to Consolidated Financial Statements.)

Non-Interest Expense

Total non-interest expense was $11.4 million in the 2000 period compared to $10.1 million in the 1999 period. The 1999 period included expenses incurred in the formation of a real estate investment trust ("REIT") subsidiary for $196,000. Salaries and employee benefits were $7.1 million in the 2000 period and $6.6 million for the 1999 period. Salaries and benefits increased due to salaries and benefits increases for existing staff and increases in staff. Occupancy and equipment increased in the 2000 period to $1.2 million in the 2000 period from $1.1 million in the 1999 period due to expenses associated with the new location of the South Peabody branch. Marketing costs increased with additional emphasis being given to the Corporation's marketing and sales efforts.

Income Tax Expense

Income tax expense for the 2000 period was $3.4 million, or 33.3% of income before income taxes, compared to $2.8 million, or 34.1% of income before income taxes, for the 1999 period. The 2000 period reflects a full year of operation of Warren Real Estate Investment Corporation, a REIT subsidiary.

Business

General

The Corporation. Warren Bancorp, Inc. is a business corporation organized under the General Laws of the Commonwealth of Massachusetts. The only office of the Corporation, and its principal place of business, is located at 10 Main Street, Peabody, Massachusetts 01960. The Corporation's telephone number is (978) 531-7400.

The Corporation is a bank holding company which owns all of the outstanding common stock of its only subsidiary, Warren Five Cents Savings Bank. The Corporation charges fees to the Bank for providing certain administrative services for the Bank. Such fees are charged on a cost basis.

The Bank. The Bank, a wholly owned subsidiary of the Corporation, is a Massachusetts-chartered savings bank incorporated in 1854. The Bank conducts its business from four banking offices in Peabody and two banking offices in Beverly and over the internet.

The Bank is engaged principally in the business of attracting retail and wholesale deposits from the general public and investing those deposits in various types of residential and commercial mortgages, consumer and commercial loans, and various securities. The Bank offers a wide variety of deposit, loan and investment products and services to individuals and commercial customers.

The Bank has been a member of the FDIC since 1983. The Bank's deposits are insured by the FDIC up to FDIC limits (generally $100,000 per depositor) and by the Depositors Insurance Fund (the

"DIF") for the portion of deposits in excess of that insured by the FDIC. The Bank is also a member of the Federal Home Loan Bank ("FHLB") system.

Market Area

The Corporation's primary business and market area are the same as the Bank's business and market area. The Bank's primary market area is centered in Peabody (where its main office is located) and Beverly, Massachusetts, both approximately 18 miles north of Boston, and includes the other cities and towns of Essex County, Massachusetts. However, the Bank will make loans and provide services to customers throughout eastern Massachusetts and parts of southern New Hampshire. The population of Essex County increased to 723,000 in 2000 from 704,000 in 1999, and median family income in 2000 was $74,300. In addition, the unemployment rate in December 2001 in the Boston labor market was 4.0% compared to 4.3% in Massachusetts and 5.7% in the United States. This compares to 2.1%, 2.6% and 4.0% in December 2000 for the Boston labor market, Massachusetts and the United States, respectively.

Competition

The primary business of the Corporation is currently the ongoing business of the Bank. Therefore, the competitive conditions faced by the Corporation are the same as those faced by the Bank.

The Bank faces competition in its market area both in originating loans and attracting deposits. Competition in originating loans comes primarily from thrift institutions, commercial banks, mortgage companies and consumer finance companies. Within the Bank's market area and surrounding communities, there are many competing commercial banks and thrift institutions. Further, there are numerous mortgage companies, including nationwide organizations, with offices in the area or calling officers soliciting in the area. The Bank competes for loans principally on the basis of interest rates and repricing terms, loan fees, the types of loans originated and the quality of service provided to borrowers. Management believes that through the Bank's various loan programs, it can compete for most types of loans in this market area.

In attracting deposits, the Bank's primary competitors are thrift institutions, commercial banks, money market funds, credit unions and the capital markets. Competition for deposits comes not only from local institutions, but from those located in the Boston metropolitan market, through branching networks, proximity to the work place and the general reach of the mass media (particularly newspapers) and nationally with competition created by the internet. The Bank competes for deposits primarily on the basis of interest rate paid, scope of services provided, convenience and quality of customer service. In order to appeal to customers and attract depositors, the Bank plans to continue to offer a wide range of high quality customer services, professional staff, and convenient offices and hours, in addition to paying competitive rates on deposits.

Moreover, under the Gramm-Leach-Bliley Act of 1999 (the "GBLA"), securities firms, insurance companies and other financial services providers that elect to become financial holding companies may acquire banks and other financial institutions. Although to date the impact of the GBLA has not been substantial in this respect, it may in the future significantly change the competitive environment in which the Corporation and its subsidiaries conduct business. See "Regulation and Supervision" below. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Regulation and Supervision

In addition to the generally applicable state and federal laws governing businesses and employers, the Corporation and the Bank are further regulated by federal and state laws and regulations applicable to financial institutions and their parent companies. Virtually all aspects of our operations are subject to specific requirements or restrictions and general regulatory oversight. State and federal banking laws have as their principal objective either the maintenance of the safety and soundness of financial institutions and the federal deposit insurance system or the protection of consumers or classes of consumers, rather than the specific protection of stockholders of a bank or its parent company. To the extent the following material describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation.

The Corporation

General. As a bank holding company ("BHC"), the Corporation is subject to regulation and supervision by the FRB. The Corporation is required to file annually a report of its operations with, and is subject to examination by, the FRB. The FRB has the authority to issue orders to BHCs to cease and desist from unsound banking practices and violations of conditions imposed by, or violations of agreements with, the FRB. The FRB is also empowered to assess civil money penalties against companies or individuals who violate the BHC Act of 1956, as amended, (the "BHCA") or orders or regulations thereunder, to order termination of non-banking activities of non-banking subsidiaries of BHCs, and to order termination of ownership and control of a non-banking subsidiary by a BHC.

BHCA - Activities and Other Limitations. The BHCA prohibits a BHC from acquiring substantially all the assets of a bank or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, or merging or consolidating with any BHC without prior approval of the FRB. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") generally authorizes BHCs to acquire banks located in any state, possibly subject to certain state-imposed age and deposit concentration limits, and also generally authorizes interstate mergers and to a lesser extent, interstate branching.

Unless a BHC becomes a "financial holding company" ("FHC") under the GLBA (as discussed below), the BHCA also prohibits a BHC from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company which is not a bank or BHC and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiary banks, except that it may engage in and may own shares of companies engaged in certain activities the FRB determined to be so closely related to banking or managing and controlling banks as to be a proper incident thereto.

The GLBA established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHCA framework to permit BHCs that qualify and elect to be treated as FHCs to engage in a range of financial activities broader than would be permissible for traditional BHCs, such as the Corporation, that have not elected to be treated as FHCs. "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the FRB, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In order to become an FHC, a BHC must meet certain tests and file an election form with the FRB. To qualify, all of a BHC's subsidiary banks must be well-capitalized (as discussed below under "The Bank") and well-managed, as measured by regulatory guidelines. In addition, to engage in the new activities, each of the BHC's banks must have been rated "satisfactory" or better in its most recent federal Community Reinvestment Act ("CRA") evaluation.

A BHC that elects to be treated as an FHC may face significant consequences if its banks fail to maintain the required capital and management ratings, including entering into an agreement with the FRB that imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to significantly expand or acquire less than well-capitalized and well-managed institutions. The Corporation has not elected to become a FHC.

Capital Requirements. The FRB has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a BHC and in analyzing applications to it under the BHCA. These capital adequacy guidelines generally require BHCs to maintain total capital equal to 8% of total risk-adjusted assets and off-balance sheet items (the "Total Risk-Based Capital Ratio"), with at least one-half of that amount consisting of Tier I or core capital and the remaining amount consisting of Tier II or supplementary capital. Tier I capital for BHCs generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier I capital), less goodwill and other non-qualifying intangible assets. Tier II capital generally consists of hybrid capital instruments; perpetual preferred stock, which is not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics.

In addition to the risk-based capital requirements, the FRB requires BHCs to maintain a minimum leverage capital ratio of Tier I capital (defined by reference to the risk-based capital guidelines) to total average assets (the "Leverage Ratio") of 3.0%. Total average assets for this purpose does not include goodwill and any other intangible assets and investments that the FRB determines should be deducted from Tier I capital. The FRB has announced that the 3.0% Leverage Ratio requirement is the minimum for the top-rated BHCs without any supervisory, financial or operational weaknesses or deficiencies or those, which are not experiencing or anticipating significant growth.

The Corporation currently is in compliance with both the Risk Based Capital Ratio and the Leverage Ratio requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Adequacy." U.S. bank regulatory authorities and international bank supervisory organizations, principally the Basel Committee on Banking Supervision, currently are considering changes to the risk-based capital adequacy framework, which ultimately could affect the appropriate capital guidelines.

Limitations on Acquisitions of Common Stock. The Federal Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a BHC unless the FRB has been given at least 60 days to review the proposal. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a BHC, such as us, with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") would, under the circumstances set forth in the presumption, constitute the acquisition of control.

In addition, any company, as that term is broadly defined in the statute, would be required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% in the case of an acquirer that is a BHC) or more, or such lesser percentage of our outstanding common stock as the FRB deems to constitute control over us.

Massachusetts Law. As a Massachusetts corporation, the Corporation must comply with the General Laws of the Commonwealth of Massachusetts and is subject to corporate regulation by the Massachusetts Secretary of State.

The Bank

General. The Bank is subject to extensive regulation and examination by the Massachusetts Commissioner of Banks (the "Commissioner") and by the FDIC, which insures its deposits to the maximum extent permitted by law, and to certain requirements established by the FRB. The federal and state laws and regulations which are applicable to banks regulate among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans.

FDIC Insurance Premiums. The Bank pays deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC for Bank Insurance Fund-member institutions. The FDIC has established a risk-based assessment system under which institutions are classified, and generally pay premiums according to their perceived risk to the federal deposit insurance funds.

Capital Requirements. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks, which, like the Bank, are not members of the Federal Reserve System. These requirements are substantially similar to those adopted by the FRB regarding BHCs, as described above.

Moreover, the federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the Federal Deposit Insurance Act (the "FDIA"). Under the regulations, a bank generally shall be deemed to be:

- "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, has a Tier I Risk Based Capital Ratio of 6.0% or more, has a Leverage Ratio of 5.0% or more and is not subject to any written capital order or directive;
- "adequately capitalized" if it has a total Risk Based Capital Ratio of 8.0% or more, a Tier I Risk Based Capital Ratio of 4.0% or more, and a Leverage Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized,"
- "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier I Risk Based Capital Ratio that is less than 4.0% or a Leverage Ratio that is less than 4.0% (3.0% under certain circumstances),
- "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier I Risk Based Capital Ratio that is less than 3.0% or a Leverage Ratio that is less than 3.0%, and
- "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. An institution, which is required to submit a capital restoration plan, must concurrently submit a performance guaranty by each company that controls the institution. A critically undercapitalized institution generally is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund

Immediately upon becoming undercapitalized, an institution becomes subject to the provisions of Section 38 of the FDIA (i) restricting payment of capital distributions and management fees, (ii) requiring that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital, (iii) requiring submission of a capital restoration plan, (iv) restricting the growth of the institution's assets and (v) requiring prior approval of certain expansion proposals.

At December 31, 2001, the Bank was deemed to be a well capitalized institution for the above purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Capital Adequacy." Bank regulators may raise capital requirements applicable to banking organizations beyond current levels. We are unable to predict whether higher capital requirements will be imposed and, if so, at what levels and on what schedules. Therefore, we cannot predict what effect such higher requirements may have on us. As is discussed above, the Bank would be required to remain a well-capitalized institution at all times if we elected to be treated as an FHC.

Brokered Deposits. The FDIA restricts the use of brokered deposits by certain depository institutions. These restrictions have not had a material impact on the operations of the Bank because the Bank historically has not relied upon brokered deposits as a source of funding. At December 31, 2001, the Bank did not have any brokered deposits.

Transactions with Affiliates. The FDIA restricts the range of permissible transactions between a bank and an affiliated company. The Bank is subject to certain restrictions on loans to the Corporation, on investment in the stock or securities thereof, on the taking of such stock or securities as collateral for loans to any borrower, and on the issuance of a guarantee or letter of credit on the Corporation's behalf. The Bank also is subject to certain restrictions on most types of transactions with the Corporation, requiring that the terms of such transactions be substantially equivalent to terms to similar transactions with non-affiliates. The GLBA requires the FRB to promulgate rules addressing credit exposure relating to derivatives transactions between banks and their affiliates. The FRB has adopted interim rules addressing such transactions, and it has solicited comments on the types of restrictions that should apply to derivatives transaction between banks and their affiliates.

Activities and Investments of Insured State-Chartered Banks. Section 24 of the FDIA generally limits the activities as principal and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. In 1999, the FDIC substantially revised its regulations implementing Section 24 to ease the ability of state banks to engage in certain activities not permissible for national banks, and to expedite FDIC review of bank applications and notice to engage in such activities.

Further, the GLBA permits national banks and state banks, to the extent permitted under state law, to engage in certain new activities that are permissible for subsidiaries of an FHC. Further, it expressly preserves the ability of national banks and state banks to retain all existing subsidiaries. In order to form a financial subsidiary, a national bank or state bank must be well-capitalized, and such banks would be subject to certain capital deduction, risk management and affiliate transaction rules. Also, the FDIC's final rules governing the establishment of financial subsidiaries adopt the position that activities that a national bank could only engage in through a financial subsidiary, such as securities underwriting, only may be conducted in a financial subsidiary by a state nonmember bank. However, activities that a national bank could not engage in through a financial subsidiary, such as real estate development or investment, continue to be governed by the FDIC's standard activities rules. Moreover, to mirror the FRB's actions with respect to state member banks, the final rules provide that a state bank subsidiary that engages only in activities that the bank could engage in directly (regardless of the nature of the activities) will not be deemed to be a financial subsidiary.

Community Reinvestment Act. The CRA requires the FDIC to evaluate the Bank's performance in helping to meet the credit needs of the community. Massachusetts has also enacted a similar statute that requires the Commissioner to evaluate the Bank's performance in helping to meet community credit needs. As a part of the CRA program, the Bank is subject to periodic examinations by the FDIC and the Commissioner, and maintains comprehensive records of its CRA activities for this purpose. Management believes the Bank is currently in compliance with all CRA requirements.

Customer Information Security. The FRB, the FDIC and other bank regulatory agencies have adopted final guidelines (the "Guidelines") for safeguarding confidential customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors, to create a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information; and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Privacy. The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, the statute requires the Bank to explain to consumers its policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, the Bank is prohibited from disclosing such information except as provided in its policies and procedures.

USA Patriot Act. The USA Patriot Act of 2001 (the "Patriot Act"), designed to deny terrorists and others the ability to obtain anonymous access to the United States financial system, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandates or will require financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others: money laundering; suspicious activities and currency transaction reporting; and currency crimes.

Massachusetts Law - Dividends. Under Massachusetts law, stock savings banks such as the Bank may pay dividends no more often than quarterly, and only out of "net profits" and to the extent that such payments will not impair the Bank's capital stock and surplus account. Moreover, prior Commissioner approval is required if the total dividends for a calendar year would exceed net profits for that year combined with retained net profits for the previous two years. These restrictions on the ability of the Bank to pay dividends may restrict the Corporation's ability to pay dividends to its stockholders.

Regulatory Enforcement Authority. The enforcement powers available to federal banking regulators include, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Federal law requires, except under certain circumstances, public disclosure of final enforcement actions by the federal banking agencies.

New legislation or regulatory requirements could have a significant impact on the information reporting requirements applicable to the Bank's clients and may in the short term adversely affect the Bank's ability to service those clients at a reasonable cost. Any failure by the Bank to provide such support could cause the loss of customers and have a material adverse effect on the Corporation's financial results. Additionally, legislation or regulations may be proposed or enacted to regulate the Corporation in a manner that may adversely affect its financial results.

Employees

At the present time, the Corporation does not have any employees other than its officers, who are compensated by the Bank. The Corporation may utilize the support staff of the Bank from time to time without the payment of any fees to the Bank. If the Corporation expands the scope or size of its financial services business, or acquires or pursues other lines of business, it may hire additional employees.

At December 31, 2001, the Bank had 161 employees, 36 of whom were part-time. None of the employees of the Bank are represented by a collective bargaining group, and management considers its relations and communications with employees to be satisfactory.

Bank Subsidiaries and Other Activities

The Bank has six wholly owned subsidiaries. All of these subsidiaries are fully consolidated in the Corporation's financial statements. Those with significant activity include:

Northbank Realty, Inc., a Massachusetts corporation incorporated in 1976, owned the Bank's South Peabody branch office and land, which it sold in 2000 (see Note 11 "Related-Party Transaction" in the notes to consolidated financial statements.)

Warren Securities Corporation II, a Massachusetts corporation incorporated in 1997, owns investment securities that it receives as equity contributions from the Bank.

Warren Real Estate Investment Corporation, a Massachusetts corporation incorporated in 1999, owns real estate loans that it receives as equity contributions from the Bank.

Savings Bank Life Insurance

The Bank acts as an issuing agent for Savings Bank Life Insurance Company of Massachusetts and earns commissions for selling life insurance and annuities.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

There were no changes in or disagreements with accountants regarding accounting principles or financial disclosure.

Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of 2001.

Directors and Executive Officers of the Corporation

Information pertaining to directors and executive officers is set forth under "Election of a Class of Directors" and "Executive Officers" in the Proxy Statement for the Annual Meeting of the Corporation to be held on May 1, 2002 and is incorporated herein by reference.

Executive Compensation

Information pertaining to executive compensation is set forth under "Executive Compensation" in the Proxy Statement for the Annual Meeting of the Corporation to be held on May 1, 2002 and is incorporated herein by reference.

Security Ownership of Certain Beneficial Owners and Management

Information pertaining to security ownership of management and beneficial owners of more than five percent of the Corporation's common stock is set forth under "Beneficial Ownership of Common Stock" in the Proxy Statement for the Annual Meeting of the Corporation to be held on May 1, 2002 and is incorporated herein by reference.

Certain Relationships and Related Transactions

Information pertaining to certain relationships and related transactions is set forth under "Certain Relationships and Related Transactions" in the Proxy Statement for the Annual Meeting of the Corporation to be held on May 1, 2002 and is incorporated herein by reference.

INDEX TO FINANCIAL STATEMENTS OF WARREN BANCORP, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
Warren Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Warren Bancorp, Inc. and subsidiaries (collectively, the Corporation) as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Warren Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 15, 2002

WARREN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks (non-interest bearing) (note 12)	$16,834	$13,669
Money market funds and overnight investments	10,166	74
Cash and cash equivalents	27,000	13,743
Due from mortgage investors (note 1)	13,003	-
Investment and mortgage-backed securities available for sale (amortized cost of $56,236 at December 31, 2001, and $58,776 at December 31, 2000) (notes 2 and 7)	57,260	58,696
Investment securities held to maturity (fair value of $1,375 at December 31, 2001 and $1,250 at December 31, 2000) (note 2)	1,375	1,250
Cost-basis investments (fair value of $6,034 at December 31, 2001 and $6,034 at December 31, 2000) (note 2)	5,794	5,794
Loans held for sale (note 3)	13,510	5,180
Loans (notes 3 and 12)	341,639	348,332
Allowance for loan losses (note 3)	(4,973)	(4,781)
Net loans	336,666	343,551
Banking premises and equipment, net (note 4)	4,805	5,056
Accrued interest receivable	2,067	2,573
Other assets (note 8)	2,150	2,279
Total assets	$463,630	$438,122
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits (note 6)	$398,347	$387,047
Borrowed funds (note 7)	19,082	8,654
Escrow deposits of borrowers	1,056	1,329
Accrued interest payable	435	550
Accrued expenses and other liabilities (note 8)	2,265	2,860
Total liabilities	421,185	400,440
Commitments and contingencies (notes 4 and 12)		
Stockholders' equity (notes 9 and 10):		
Preferred stock, $.10 par value; Authorized - 10,000,000 shares; Issued and outstanding - none	-	-
Common stock, $.10 par value; Authorized - 20,000,000 shares; Issued - 8,094,414 shares at December 31, 2001 and December 31, 2000 Outstanding - 7,382,731 shares at December 31, 2001, 7,337,611 shares at December 31, 2000	809	809
Additional paid-in capital	35,595	35,715
Retained earnings	11,253	7,462
Treasury stock, at cost, 711,683 shares at December 31, 2001, 756,803 shares at December 31, 2000	(5,872)	(6,244)
	41,785	37,742
Accumulated other comprehensive income (note 2)	660	(60)
Total stockholders' equity	42,445	37,682
Total liabilities and stockholders' equity	$463,630	$438,122

See accompanying notes to consolidated financial statements.

WARREN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share data)

	Year Ended December 31,		
	2001	2000	1999
Interest and dividend income:			
Interest on loans	$29,677	$27,452	$22,891
Interest and dividends on investments	2,766	4,682	4,969
Interest on mortgage-backed securities	767	930	1,127
Total interest and dividend income	33,210	33,064	28,987
Interest expense:			
Interest on deposits	12,492	12,744	11,488
Interest on borrowed funds	997	376	315
Total interest expense	13,489	13,120	11,803
Net interest income	19,721	19,944	17,184
(Recovery of) provision for loan losses (note 3)	(131)	456	120
Net interest income after (recovery of) provision for loan losses	19,852	19,488	17,064
Non-interest income:			
Customer service fees	1,309	1,223	964
Gains on sales of investment securities, net (note 2)	-	208	17
Gain on sale of fixed assets (note 11)	-	376	-
Gains on sales of mortgage loans (note 3)	1,032	214	232
Other	248	6	84
Total non-interest income	2,589	2,027	1,297
Income before non-interest expense and income taxes	22,441	21,515	18,361
Non-interest expenses:			
Salaries and employee benefits (note 10)	7,430	7,127	6,580
Office occupancy and equipment (note 4)	1,277	1,168	1,054
Professional services	199	186	273
Marketing	309	382	214
Real estate operations income	-	-	(510)
Outside data processing expense (note 4)	575	561	480
Other	2,229	1,990	1,783
Subtotal	12,019	11,414	9,874
Expenses for formation of Warren Real Estate Investment Corporation	-	-	196
Total noninterest expenses	12,019	11,414	10,070
Income before income taxes	10,422	10,101	8,291
Income tax expense (note 8)	3,318	3,368	2,827
Net income	$7,104	$6,733	$5,464
Basic earnings per share (note 5)	$0.97	$0.92	$0.74
Diluted earnings per share (note 5)	$0.94	$0.91	$0.72

See accompanying notes to consolidated financial statements.

WARREN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(Dollars in thousands)

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 1998		$809	$35,710	$4,516	$799	($1,913)	$39,921
Comprehensive income:							
Net income	$ 5,464	-	-	5,464	-	-	5,464
Other comprehensive income:							
Unrealized loss on securities available for sale, net of taxes	(806)						
Less: Reclassification adjustment for securities gains, net of tax expense included in net income	0						
Total other comprehensive income	(806)	-	-	-	(806)	-	(806)
Comprehensive income	$ 4,658						
Purchase of treasury stock (523,400 shares)		-	-	-	-	(4,634)	(4,634)
Dividends paid ($.630 per share)		-	-	(4,675)	-	-	(4,675)
Tax benefit of stock options exercised		-	246	-	-	-	246
Issuance of 29,920 common shares for exercise of options		-	(115)	-	-	243	128
Balance at December 31, 1999		809	35,841	5,305	(7)	(6,304)	35,644
Comprehensive income:							
Net income	$ 6,733	-	-	6,733	-	-	6,733
Other comprehensive income:							
Unrealized gain on securities available for sale, net of taxes	82						
Less: Reclassification adjustment for securities gains, net of tax expense of $73, included in net income	(135)						
Total other comprehensive income	(53)	-	-	-	(53)	-	(53)
Comprehensive income	$ 6,680						
Purchase of treasury stock (25,000 shares)		-	-	-	-	(183)	(183)
Dividends paid ($.625 per share)		-	-	(4,576)	-	-	(4,576)
Tax benefit of stock options exercised		-	2	-	-	-	2
Issuance of 29,400 common shares for exercise of options		-	(128)	-	-	243	115
Balance at December 31, 2000		809	35,715	7,462	(60)	(6,244)	37,682
Comprehensive income:							
Net income	$ 7,104	-	-	7,104	-	-	7,104
Other comprehensive income:							
Unrealized gain on securities available for sale, net of taxes	720	-	-	-	720	-	720
Comprehensive income	$ 7,824						
Dividends paid ($.450 per share)		-	-	(3,313)	-	-	(3,313)
Tax benefit of stock options exercised		-	21	-	-	-	21
Issuance of 45,120 common shares for exercise of options		-	(141)	-	-	372	231
Balance at December 31, 2001		$809	$35,595	$11,253	$660	($5,872)	$42,445

See accompanying notes to consolidated financial statements

WARREN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,		
	2001	2000	1999
Net income	$ 7,104	$ 6,733	$ 5,464
Adjustments to reconcile net income to net cash provided by operating activities:			
(Recovery of) provision for loan losses	(131)	456	120
Depreciation and amortization	541	511	488
(Prepaid) deferred income taxes	(118)	373	229
(Accretion) amortization of premiums, fees and discounts	(98)	(12)	604
(Gains) on sale of investment securities	-	(208)	(17)
(Gains) on sales of mortgage loans	(1,032)	(214)	(232)
(Gains) on sales of fixed assets	-	(376)	-
(Gains) on sale of real estate acquired by foreclosure	-	-	(514)
Loans originated for sale	(98,673)	(22,348)	(23,718)
Proceeds from sales of loans	97,376	19,198	23,326
Decrease in accrued interest receivable	506	40	190
(Increase) in due from mortgage investors	0	-	-
(Increase) decrease in other assets	(137)	(218)	83
(Decrease) increase in accrued interest payable	(115)	38	(77)
(Decrease) increase in other liabilities and escrow deposits	(847)	1,144	1,424
Net cash (used in) provided by operating activities	4,376	5,117	7,370
Cash flows from investing activities:			
Purchase of investment securities	(18,119)	(22,925)	(18,100)
Purchase of mortgage-backed securities	(2,049)	-	-
Proceeds from sales of investment securities available for sale	-	2,204	17
Proceeds from maturities of investment securities available for sale	18,903	34,848	37,953
Proceeds from payments of mortgage-backed securities available for sale	3,778	2,434	5,982
Proceeds from sales of real estate acquired by foreclosure	-	-	163
Net decrease (increase) in loans	(11,988)	(57,264)	(22,610)
Proceeds from sales of fixed assets	-	669	-
Purchases of premises and equipment	(290)	(809)	(535)
Net cash provided by (used in) investing activities	(9,765)	(40,843)	2,870
Cash flows from financing activities:			
Net increase in deposits	11,300	31,513	8,522
Proceeds from Federal Home Loan Bank advances	3,000	-	-
Principal payments on Federal Home Loan Bank advances	(14)	-	-
Net increase (decrease) in other borrowed funds	7,442	1,144	(164)
Dividends paid	(3,313)	(4,576)	(4,675)
Purchases of treasury stock	-	(183)	(4,634)
Stock options exercised	231	115	128
Net cash provided by (used in) financing activities	18,646	28,013	(823)
Net increase (decrease) in cash and cash equivalents	13,257	(7,713)	9,417
Cash and cash equivalents at beginning of year	13,743	21,456	12,039
Cash and cash equivalents at end of year	$ 27,000	$ 13,743	$ 21,456
Cash paid during the year for:			
Interest	$ 13,604	$ 13,082	$ 11,880
Income taxes	$ 4,367	$ 2,535	$ 2,245
Supplemental noncash activities:			
Foreclosures on real estate	$ -	$ -	$ 101
Mortgage loans converted from adjustable-rate portfolio loans to fixed-rate loans held for sale or loans sold	$ 19,004	-	-

See accompanying notes to consolidated financial statements.

(1) Summary Of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Warren Bancorp, Inc. (the "Corporation") is a bank-holding company that wholly owns Warren Five Cents Savings Bank (the "Bank"). The Bank operates a main office and three additional banking offices in Peabody and two banking offices in Beverly and also operates a website with online banking capabilities. The Bank operates as a community bank with a primary service area centered in the cities of Peabody and Beverly, Massachusetts. This service area also encompasses other cities and towns in eastern Massachusetts as well as southern New Hampshire. It is in the business of making individual and commercial loans as well as offering an array of deposit products to customers in its market area.

The consolidated financial statements include the accounts of the Corporation, the Bank, and the Bank's wholly owned subsidiaries, Warren Real Estate Investment Corporation, Northbank Realty, Inc., Northbank Financial Corporation, Hannah Investments, Inc., Warren Securities Corporation II and Peabody Development Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The accounting and reporting policies of the Corporation conform to generally accepted accounting principles and to general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and income and expense for the periods. Actual results could differ from those estimates.

Material estimates that are susceptible to change relate to the determination of the allowance for loan losses and the realizability of the deferred tax asset. In connection with the determination of the allowance for loan losses management obtains independent appraisals for significant properties as deemed necessary.

A substantial portion of the Corporation's loans are secured by real estate in markets primarily in Massachusetts. Accordingly, the ultimate collectibility of a substantial portion of the Corporation's loan portfolio is susceptible to changing conditions in these markets.

Significant Group Concentrations of Credit Risk

Most of the Corporation's business is with customers in Massachusetts and southern New Hampshire. The types of securities in which the Corporation invests are disclosed in Note 2. Note 3 discloses the types of lending in which the Corporation is engaged. The Corporation does not have any significant concentrations in any one industry or customer.

(1) Summary Of Significant Accounting Policies - (Continued)

The following is a summary of the more significant accounting policies.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and overnight deposits and investments with remaining maturities of three months or less.

Due From Mortgage Investors

This represents the amount owed to the Corporation by mortgage investors for loans sold. During the 2001 period there have been significant delays by mortgage investors in making payments due to the backlog caused by the volume of mortgage loans sold into the secondary market nationwide.

Investment and Mortgage-Backed Securities

Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity investments and non-marketable equity securities are generally classified as cost-basis investments. Both classifications are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading investments and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as held to maturity, cost basis or trading are classified as available-for-sale investments and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of income taxes. The Corporation classifies its investments and mortgage-backed securities into three categories: available-for-sale, held-to-maturity and cost-basis investments; the Corporation has no securities held for trading.

Premium and discounts on investment and mortgage-backed securities are amortized or accreted into income by use of the effective interest method. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included as a charge against earnings. Gains and losses on the sale of investment and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

Loans Held for Sale and Sales of Loans

Prior to the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* loans held for sale are stated at the lower of aggregate cost or fair value. The fair value of loans held for sale is estimated based on outstanding investor commitments or, in the absence of such commitments, current investor yield requirements. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations.

(1) Summary Of Significant Accounting Policies - (Continued)

In addition, the Corporation had entered into commitments to fund residential mortgage loans with the intention of selling them in the secondary markets. The Corporation had also entered into forward sales agreements for certain funded loans and loan commitments. The Corporation recorded unfunded commitments based upon their fair value as a charge through earnings. The Corporation also records the undesignated forward sales agreements at fair value with charges to earnings. When a commitment is funded, the Corporation designates the forward sale agreement as a hedge of the loan held for sale and records both instruments at fair value with changes recorded in earnings.

Allowance for Loan Losses

The allowance for loan losses is available for future credit losses inherent in the loan portfolio. Additions to the allowance are charged to earnings. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is doubtful. Recoveries on loans previously charged off are credited to the allowance.

The allowance is an amount management believes will be adequate to absorb loan losses based on evaluations of known and inherent risks in the portfolio, changes in the nature of the loan portfolio, overall portfolio quality, specific problem loans, prior loss experience and economic trends that may affect the borrowers' ability to pay. It consists of three components: an allowance specific to impaired loans; a general allowance on loans graded according to assessed credit risk; and an unallocated allowance that is not attributable to any specific loan or loan grade and that is based on consideration such as general risk characteristics in the loan portfolio, general economic trends in assessment of the current business cycle and trends and concerns of banking regulators.

Management believes that the allowance for loan losses is adequate, and it is assisted by a third-party credit-review consulting firm in making that determination. Loan loss allocations are based on the conditions of each loan, whether performing or nonperforming, including collectibility, collateral adequacy and the general condition of the borrowers, economic conditions, delinquency statistics, market area activity, the risk factors associated with each of the various loan categories and the borrower's adherence to the original terms of the loan.

The associated provision for loan losses is the amount required to bring the allowance for loan losses to the balance considered necessary by management at the end of the period after accounting for the effect of loan charge-offs (which decrease the allowance) and loan-loss recoveries (which increase the allowance) during the period. In addition, various regulatory agencies, as part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(1) Summary Of Significant Accounting Policies - (Continued)

Impaired and Nonaccrual Loans

The Corporation accounts for impaired loans at the present value of the expected future cash flows discounted at the loans' effective interest rates or the fair value of collateral for collateral-dependent loans. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses. Loans are deemed by the Corporation to be impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the original loan agreement. Generally, nonaccruing loans are deemed impaired. Large groups of homogeneous loans, such as smaller balance residential mortgage and consumer installment loans, are collectively evaluated for impairment. Typically, the maximum delay in receiving payments according to the contractual terms of the loan that can occur before a loan is considered impaired is ninety days.

Nonaccrual loans, which may include impaired loans, are loans on which the accrual of interest has been discontinued. Accrual of interest income on loans is discontinued either when a reasonable doubt exists as to the full, timely collection of principal or interest or when the loans become contractually past due by ninety days or more, unless they are adequately secured and are in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is recognized to the extent that cash is received and where the ultimate collection of principal and interest is probable. Loans are removed from nonaccrual when they become less than ninety days past due and when concern no longer exists as to the collectibility of principal or interest or when they are adequately secured and are in the process of collection.

Loan Fees and Costs

Loan origination fees and certain direct incremental loan origination costs are deferred and amortized over the life of the related loans as yield adjustments using primarily the effective interest method. When the loans are sold or paid off, the unamortized fees and costs are recognized as income or expense.

Banking Premises and Equipment

Banking premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets or the terms of leases, if shorter. Any repairs and maintenance are expensed. The Corporation periodically assesses the realizability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* Based on its review, the Corporation does not believe that any material impairment of its long-lived assets has occurred.

Real Estate Acquired by Foreclosure

Real estate acquired by foreclosure is comprised of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure or by taking possession of collateral and is

(1) Summary Of Significant Accounting Policies - (Continued)

recorded and subsequently carried at the lower of the carrying value of the loan or the fair value of the property received, less estimated costs of disposition. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses and any subsequent write-downs are charged to real estate operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Recent Accounting Developments

The Corporation adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended on January 1, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recorded currently in income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains or losses to offset related results of the hedged item in the statement of income and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, *Deferral of the Effective Date of FASB Statement No. 133,* and FASB No. 138, *An Amendment of Statement 133,* was adopted on January 1, 2001 and there was no effect on the results of operations.

As of December 31, 2001, the Corporation had commitments outstanding to fund mortgage loans, which will be sold to third parties subsequent to origination as required under contracts. These commitments to fund mortgage loans and the agreements to subsequently sell such loans to third parties qualify as derivative instruments under SFAS No. 133. However, recognition of these derivative instruments upon the adoption of SFAS No. 133 did not have a material impact on the Corporation's financial position or results of operations.

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* This Statement replaces SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this statement did not have a material impact on the Corporation's financial position or results of operations.

(1) Summary Of Significant Accounting Policies - (Continued)

In July 2001, FASB issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 addresses the accounting for acquisitions of businesses and is effective for acquisitions occurring on or after July 1, 2001. SFAS 142 addresses the method of identifying and measuring goodwill and other intangible assets acquired in a business combination, eliminates further amortization of goodwill, and requires periodic evaluations of impairment of goodwill balances. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Based on the Corporation's balance sheet at December 31, 2001, there would be no impact from the adoption of SFAS 141 and SFAS 142 because the Corporation does not have goodwill on its balance sheet.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes SFAS No. 121 and portions of APB Opinion No. 30. This statement addresses the recognition of an impairment loss for long-lived assets to be held and used, or disposed of by sale or otherwise. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of this statement is not expected to have a material effect on the Corporation's financial condition.

(2) Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities at December 31, 2001 and 2000 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
2001				
Available for sale				
Fixed income mutual funds	$28,490	$ 764	$ (8)	$29,246
FNMA mortgage-backed securities	7,324	243	-	7,567
GNMA mortgage-backed securities	2,496	34	-	2,530
U.S. Government and related obligations	12,612	26	(4)	12,634
Preferred stock	5,314	106	(137)	5,283
	56,236	1,173	(149)	57,260
Held to maturity				
Foreign government bonds	1,375	-	-	1,375
Cost basis				
Stock in Federal Home Loan Bank of Boston	4,110	-	-	4,110
Stock in Depositors Insurance Fund Liquidity Fund	108	-	-	108
Stock in Savings Bank Life Insurance Company of Massachusetts	1,576	240	-	1,816
	5,794	240	-	6,034
	$63,405	$1,413	$ (149)	$64,669

(2) Investment and Mortgage-Backed Securities - (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
2000				
Available for sale				
Fixed income mutual funds	$28,698	$ 252	$ (38)	$28,912
FNMA mortgage-backed securities	8,044	289	-	8,333
GNMA mortgage-backed securities	3,508	-	(28)	3,480
U.S. Government and related obligations	7,645	28	-	7,673
Corporate notes	5,567	2	(4)	5,565
Preferred stock	5,314	-	(581)	4,733
	58,776	571	(651)	58,696
Held to maturity				
Foreign government bonds	1,250	-	-	1,250
Cost basis				
Stock in Federal Home Loan Bank of Boston	4,110	-	-	4,110
Stock in Depositors Insurance Fund Liquidity Fund	108	-	-	108
Stock in Savings Bank Life Insurance Company of Massachusetts	1,576	240	-	1,816
	5,794	240	-	6,034
	$65,820	$ 811	$ (651)	$65,980

There were no sales of mortgage-backed securities in 2001, 2000 and 1999, and there were no sales of other types of debt securities in 2001, 2000 and 1999.

Proceeds from the sales of equity securities were $2,204,000 in 2000 and, there were not any sales in 2001 and 1999. Realized gains on sales of equity securities were $208,000 in 2000. However in 1999, the Corporation received a settlement in the amount of $17,000 for an investment which was sold in 1994.

There were no realized losses on sales of equity securities in 2001, 2000 or 1999.

(2) Investment and Mortgage-Backed Securities - (Continued)

U.S. Government and related obligations and mortgage-backed securities with an amortized cost and fair value of $16,175,000 and $16,298,000, respectively, at December 31, 2001 were pledged to secure securities sold under agreements to repurchase. These securities were classified as available for sale.

The following table presents a maturity distribution of the amortized cost and fair value of the debt securities portfolio as of December 31, 2001. Adjustable-rate mortgage-backed securities are shown as if the entire balance came due on the repricing date. Estimates are made of fixed-rate, mortgage-backed security amortization and prepayments.

	Within One Year	After One But Within Five Years	After Five But Within Ten Years	After Ten Years	Total
			(In thousands)		
Available for sale					
Amortized cost	$20,315	$1,972	$145	$ -	$22,432
Fair value	$20,582	$2,002	$147	$ -	$22,731
Held to Maturity					
Amortized cost	$ -	$875	$500	$ -	$1,375
Fair value	$ -	$875	$500	$ -	$1,375

The Bank, as a member of the Federal Home Loan Bank of Boston ("FHLBB"), is required to invest in $100 par value stock in the amount of one percent of its outstanding home loans or 1/20th of its outstanding advances from the FHLBB, whichever is higher. As and when such stock is redeemed, the Bank would receive from the FHLBB an amount equal to the par value of the stock.

(3) Loans

Loans at December 31 are summarized as follows:

	2001	2000
	(In thousands)	
Residential mortgage:		
Adjustable-rate	$ 45,511	$ 85,391
Fixed-rate	3,251	3,126
	48,762	88,517
Commercial mortgage:		
Adjustable-rate	175,740	150,295
Fixed-rate	25,150	28,371
Construction	13,192	14,812
	214,082	193,478
Commercial loans	49,225	41,512
Consumer loans:		
Home equity	26,763	22,442
Other	2,807	2,383
	29,570	24,825
Total loans	341,639	348,332
Allowance for loan losses	(4,973)	(4,781)
Net loans	$ 336,666	$343,551

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2001	2000	1999
		(In thousands)	
Balance at beginning of year	$4,781	$4,271	$4,023
(Recovery of) provision for loan losses charged (credited) to expense	(131)	456	120
Loans charged off	(4)	(22)	(60)
Loan recoveries	327	76	188
Balance at end of year	$4,973	$4,781	$4,271

(3) Loans - (Continued)

At December 31, 2001 the Corporation had net deferred origination costs of $330,000, reflected as an addition to the appropriate loan categories, and at December 31, 2000 had $514,000 net deferred origination costs, reflected as an addition to the appropriate loan categories.

At December 31, 2001, 2000 and 1999 the Corporation serviced residential loans for investors of approximately $3,692,000, $3,770,000 and $3,737,000, respectively, which are not reflected in the accompanying consolidated financial statements because they are not assets of the Corporation. At December 31, 2001 no formal recourse provisions exist in connection with such servicing. At December 31, 2001 and 2000, the Corporation did not have servicing assets. All loans sold in 2001 were sold on a servicing released basis. Gains on sales of mortgage loans of $1.0 million and $214,000 were realized during the 2001 and 2000 periods, respectively, from the sale of $109.3 million and $19.0 million of residential mortgage loans.

Nonaccruing loans amounted to zero at December 31, 2001 and 2000 and $914,000 at December 31, 1999. Interest income of approximately $47,000 would have been recorded in 1999 on these nonaccrual loans if these loans had been on a current basis in accordance with their original terms. Interest income actually recorded on these nonaccrual loans amounted to $26,000 in 1999.

At December 31, 2001 and 2000, there were $1.8 million and $991,000 of loans considered impaired and performing, respectively. The Corporation would have recorded no additional interest income had these loans performed under their original terms. Interest income on these loans amounted to $147,000 in 2001 and $112,000 in 2000.

During 2001 and 2000, the average recorded investment in impaired loans was $1,117,000 and $887,000, respectively.

The allowance for loan losses at December 31, 2001 attributable to $1.8 million of impaired loans, all of which is measured using the fair value of collateral method, is $91,000 (of the $1.8 million of impaired loans, $1.7 million had zero allowance for loan losses). The allowance for loan losses at December 31, 2000 attributable to $991,000 of impaired loans, all of which is measured using the fair value of collateral method, was $56,000 (all impaired loans had an allowance for loan losses).

The Corporation's lending activities are conducted throughout eastern Massachusetts with emphasis in Essex County, Massachusetts and contiguous counties, including those in southern New Hampshire. From time to time loans will be made outside of this area. The Bank makes single family, condominium and multi-family residential loans; commercial real estate, commercial construction and commercial loans; and a variety of consumer loans. Most loans made by the Bank are collateralized by real estate. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity and real estate values within the borrower's geographic area. The ability and willingness of commercial real estate and commercial borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector and the general economy in the borrower's geographic area.

(3) Loans - (Continued)

In the ordinary course of business, the Bank has made loans to executive officers and directors of the Corporation and its subsidiaries and to affiliates of the executive officers and directors at substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers. The aggregate amount of these loans at December 31, 2001 was $4,250,000. In addition to this balance, the Bank has commitments to extend an additional $463,000. Activity in these loans during the year ended December 31, 2001 included loan additions of $557,000 and loan repayments of $536,000 and one director resigned with outstanding balances as of December 31, 2000 of $4,621,000. The balance of these loans at December 31, 2000 was $8,850,000.

(4) Banking Premises and Equipment

Banking premises and equipment at December 31 are as follows:

	Estimated Useful Lives	2001	2000
		(In thousands)	
Land		$ 969	$ 969
Buildings	3-40 Years	4,681	4,681
Furniture, fixtures and equipment	3-38 Years	4,712	4,490
Leasehold improvements	5-20 Years	1,584	1,552
		11,946	11,692
Accumulated depreciation and amortization		(7,141)	(6,636)
		$ 4,805	5,056

Depreciation and amortization expense related to the Corporation's premises and equipment were $541,000, $511,000 and $488,000 in 2001, 2000 and 1999, respectively.

At December 31, 2001, the Bank is obligated under noncancelable operating leases for premises and outside data processing for minimum payments in future periods as follows:

Year ended December 31,	Minimum Payments
	(In thousands)
2002	$663
2003	572
2004	196
2005	162
2006	151
Thereafter	228
	$1,972

Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $206,000, $200,000 and $125,000, respectively. Outside data processing expense for the years ended December 31, 2001, 2000 and 1999 amounted to $575,000, $561,000 and $480,000, respectively. In September 2000, the Corporation sold a parcel of land and building, which was the

(4) Banking Premises and Equipment - (Continued)

former location of the Bank's South Peabody branch office (see Note 11 "Related-Party Transaction" below).

(5) Earnings Per Share

The components of basic and diluted EPS for the years ended 2001, 2000 and 1999 are as follows:

	Net Income			Weighted Average Shares			Net Income Per Share		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	(In thousands, except share data)								
Basic EPS	$7,104	$6,733	$5,464	7,360	7,323	7,419	$0.97	$0.92	$0.74
Effect of dilutive stock options	-	-	-	190	108	195	0.03	0.01	0.02
Diluted EPS	$7,104	$6,733	$5,464	7,550	7,431	7,614	$0.94	$0.91	$0.72

The following table summarizes options that could potentially dilute earnings per share in the future. These options were not included in the computation of the common stock equivalents because the impact would have been antidilutive:

	2001	2000	1999
Anti-dilutive options	359,900	527,180	229,100
Weighted average exercise price	$10.89	$9.64	$12.01

(6) Deposits

Deposits at December 31 are summarized as follows:

	2001	2000
	(In thousands)	
Non-interest bearing	$ 30,640	$ 26,641
Savings deposits:		
Regular savings and club accounts	106,319	98,276
NOW accounts	54,029	47,491
Cash Manager and Passbook Plus accounts	53,726	57,385
Total savings deposits	214,074	203,152
Time deposits	153,633	157,254
Total deposits	$398,347	$387,047

Contractual maturities of time deposits at December 31, 2001 are as follows:

	(In thousands)
Within one year	$ 127,249
From one to two years	14,490
From two to five years	11,894
After five years	0
	$153,633

The aggregate amount of individual time deposits with a minimum denomination of $100,000 or more was $32,025,000 and $28,766,000 at December 31, 2001 and 2000, respectively. Interest expense related to such deposits was approximately $1,646,000 in 2001, $1,572,000 in 2000 and $1,392,000 in 1999.

(7) Borrowed Funds

Borrowed funds at December 31 are summarized as follows:

	2001		2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Dollars in thousands)		
Securities sold under agreements to repurchase maturing in January, 2002 and January, 2001, at December 31, 2001 and 2000, respectively	$13,425	1.26%	$5,983	3.00%
Federal Home Loan Bank advances:				
Maturing April 25, 2001 @ 3.78%	$ -		$ 14	
Maturing September 16, 2002 @ 4.88%	3,000		-	
Maturing January 31, 2003 @ 3.07%	19		19	
Maturing May 2, 2005 @ 6.03%	2,000		2,000	
Maturing November 10, 2009 @ 6.00%	450		450	
Maturing May 2, 2011@ 5.54%	188		188	
Subtotal	5,657	5.39	2,671	5.96
Total borrowed funds	$19,082	2.48%	$ 8,654	3.91%

All Federal Home Loan Bank advances listed above are subject to prepayment penalties.

In addition to the advances above, the Corporation has an overnight line of credit with the Federal Home Loan Bank of Boston in the amount of $15 million, none of which was used at December 31, 2001.

(8) Income Taxes

The components of income tax expense for the years ended December 31 were as follows:

	2001	2000	1999
		(In thousands)	
Current:			
Federal	$3,380	$2,754	$2,349
State	56	241	249
	3,436	2,995	2,598
Deferred (prepaid):			
Federal	(90)	318	167
State	(33)	58	69
Increase (decrease) in beginning-of-the-year balance of valuation allowance for deferred tax assets	5	(3)	(7)
	(118)	373	229
	$3,318	$3,368	$2,827

A reconciliation of income tax expense attributable to operations with Federal income taxes at the statutory rate of 34% for the years ended December 31, 2001, 2000 and 1999 follows:

	2001	2000	1999
		(In thousands)	
Computed "expected" tax expense at statutory rate	$3,543	$3,434	$2,819
Items affecting income tax expense:			
Change in the beginning-of-the-year balance of the valuation allowance for deferred tax assets allocated to income tax expense	5	(3)	(7)
Dividends received deduction	(82)	(107)	(107)
State income taxes, net of Federal income tax benefit, before change in valuation allowance	191	195	204
Resolution of state-tax matters from prior years, net of federal tax	(176)	-	-
Interest on municipal bonds	(138)	(45)	-
Other	(25)	(106)	(82)
Income tax expense	$3,318	$3,368	$2,827

(8) Income Taxes - (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$2,036	$1,906
Valuation adjustments on securities	427	354
Deferred compensation	117	132
Cash versus accrual adjustments	176	187
Depreciation of banking premises and equipment	142	235
Unrealized losses on debt and equity securities available for sale	-	20
Other	23	30
Total gross deferred tax assets	2,921	2,864
Less valuation allowance	(47)	(42)
Net deferred tax assets	2,874	2,822
Deferred tax liabilities:		
Deferred loan costs	86	185
Purchase accounting adjustments	627	639
Accounting for partnership interests	509	509
Deferred transfer of taxable dividends	252	194
Unrealized gains on debt and equity securities available for sale	364	-
Other	40	33
Total gross deferred tax liabilities	1,878	1,560
Net deferred tax asset	$ 996	$1,262

A valuation allowance is provided when it is more likely than not that some portion of the gross deferred tax asset will not be realized. Management has established a valuation allowance principally for the state tax effects of the valuation adjustments on securities.

The Corporation has certain tax bad debt reserves which will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the tax bad debt reserves continues to be subject to a provision of the current law that requires recapture

(8) Income Taxes - (Continued)

in the case of certain excess distributions to shareholders. The tax effect of the tax bad debt reserves subject to recapture in the case of certain excess distributions is approximately $885,000.

(9) Stockholders' Equity

Capital Adequacy

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's business and financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Federal Reserve Board's ("FRB") leverage capital-to-assets guidelines require the strongest and most highly rated bank holding companies to maintain a 3.00% ratio of Tier I capital to average consolidated assets. All other bank holding companies are required to maintain at least 4.00% to 5.00% depending on how the FRB evaluates their condition. The FRB may require a higher capital ratio. The FDIC's leverage capital-to-assets ratio guidelines on the Bank are substantively similar to those adopted by the FRB described above.

The FRB and the FDIC have also imposed risk-based capital requirements on the Corporation and the Bank, respectively, which give different risk weightings to assets and to off-balance sheet assets such as loan commitments and loans sold with recourse. Both the FRB and FDIC guidelines require the Corporation and the Bank to have a 4.00% Tier I risk-based capital ratio and an 8.00% total risk-based capital ratio.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would cause a change in the Bank's categorization.

(9) Stockholders' Equity - (Continued)

The Corporation's and the Bank's actual regulatory capital amounts (for purposes of computing the ratios) and ratios at December 31, 2001 and 2000 are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Regulatory Capital	Capital Ratio	Regulatory Capital	Capital Ratio	Regulatory Capital	Capital Ratio
2001						
Warren Bancorp, Inc.						
Leverage capital	$41,785	9.02%	$13,903	3.0%	N/A	N/A
Tier I risk-based capital	41,785	11.18%	14,950	4.0%	N/A	N/A
Total risk-based capital	46,461	12.43%	29,900	8.0%	N/A	N/A
Warren Five Cents Savings Bank						
Leverage capital	40,118	8.66%	13,903	3.0%	$ 23,172	5.0%
Tier I risk-based capital	40,118	10.73%	14,960	4.0%	22,440	6.0%
Total risk-based capital	44,797	11.98%	29,920	8.0%	37,400	10.0%

	Actual		For Capital Adequacy		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Regulatory Capital	Capital Ratio	Regulatory Capital	Capital Ratio	Regulatory Capital	Capital Ratio
2000						
Warren Bancorp, Inc.						
Leverage capital	$37,503	8.68%	$12,966	3.0%	N/A	N/A
Tier I risk-based capital	37,503	10.19%	14,716	4.0%	N/A	N/A
Total risk-based capital	42,104	11.44%	29,432	8.0%	N/A	N/A
Warren Five Cents Savings Bank						
Leverage capital	36,102	8.35%	12,966	3.0%	$ 21,611	5.0%
Tier I risk-based capital	36,102	9.81%	14,726	4.0%	22,089	6.0%
Total risk-based capital	40,706	11.06%	29,453	8.0%	36,816	10.0%

(9) Stockholders' Equity - (Continued)

Preferred Stock Purchase Rights

In April 1999, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of the Corporation's common stock. These rights, which expire in 2009, entitle their holders to purchase from the Corporation one one-thousandth of a share (a "unit") of Series B Junior Participating Cumulative Preferred Stock, par value $0.10 per share, ("preferred stock") at a cash exercise price of $35 per unit, subject to adjustment. The rights will trade separately from the common stock and will become exercisable only when a person or group has acquired 15% or more of the outstanding common stock, upon the commencement by a person or group of a tender offer that would result in such person or group acquiring 15% or more of the outstanding common stock, or upon the declaration by the Board of Directors that any person holding 10% or more of the outstanding stock is an "adverse person."

In the event a person or group acquires 15% or more of the outstanding common stock or the Board of Directors declares a person to be an "adverse person," each holder of a right (except for any such person or group) would be entitled to receive upon exercise sufficient units of preferred stock to equal a value of two times the exercise price of the purchase right. In the event the Corporation is acquired in a merger or other business combination transaction or if 50% or more of the Corporation's assets or earning power is sold, each holder of a right (except for any such person or group described above) would receive upon exercise common stock of the acquiring company with a value equal to two times the exercise price of the right.

The rights are redeemable by the Board of Directors at a price of $.01 per right any time before a person or group acquires 15% or more of the outstanding common stock or the Board of Directors declares a person holding 10% or more of the outstanding common stock to be an "adverse person."

Retained Earnings

At the time of the Bank's conversion from mutual to stock form of ownership in 1986, the Bank established a liquidation account for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the conversion. Liquidation subaccounts totaling $12,340,000 were established for each such eligible account holder equal to such holder's proportionate share of total qualifying deposits on February 28, 1986. After the acquisition of Beverly Savings Bank ("Beverly"), the Bank established a separate liquidation account for the benefit of eligible account holders of Beverly who continue to maintain their account after Beverly's conversion from mutual to stock form of ownership and the subsequent Beverly acquisition, and subaccounts for each such holder based on such holder's proportionate share of Beverly's total qualifying assets on April 30, 1986. The balance in the two liquidation accounts at December 31, 2001, the latest measurement date, was $1,186,000 (unaudited). Both liquidation accounts will be reduced to the extent that eligible account holders have

(9) Stockholders' Equity - (Continued)

reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in his liquidation subaccount. In the event of a complete liquidation of the Bank, and in only such event, each eligible account holder will be entitled to receive a distribution from the liquidation accounts equal to the current adjusted qualifying balance of his or her subaccount, to the extent of the Bank's assets remaining after payment of all prior claims.

The Bank may not declare or pay a dividend to the holding company if the effect thereof would reduce capital below regulatory minimums or otherwise violate banking regulations.

(10) Employee Benefits

401(k) Savings Plan

The Bank provides a 401(k) Savings Plan for the benefit of its employees. Under this defined-contribution plan, the Corporation contributes 3% of each eligible employee's W-2 compensation to his or her 401(k) account. In addition, the Corporation matches employee contributions, up to 8% of the employee's compensation, at a rate of 25%. The Corporation may also make a profit-sharing distribution to employees' 401(k) accounts. The plan is administered by a third party. Contribution rates are subject to change.

The Corporation's contributions to the plan charged to operations were as follows (in thousands):

	2001	2000	1999
Employer contribution	$157	$142	$128
Employer match	58	60	59
Profit sharing distribution	310	313	55
	$525	$515	$242

One of the investment alternatives for the plan's participants is Warren Bancorp, Inc. common stock. In that regard, the Corporation reserved 270,000 shares of authorized but unissued shares for issuance thereunder. Employees do not have restrictions on sales of shares within their 401(k) accounts.

Termination of Pension Plan

As of October 1, 1997, the Bank terminated its defined-benefit, non-contributory pension plan administered by the Savings Bank Employees Retirement Association ("SBERA") . To terminate the plan, SBERA made distributions to participants computed using interest-rate and actuarial assumptions prescribed by the Pension Benefit Guarantee Corporation. Net proceeds to the Corporation after distributions to participants were $2,547,000. The Corporation set aside 25% of these proceeds, or $637,000, into the 401(k) plan for the benefit of current employees to be distributed into employees' individual 401(k) accounts in January of 1998, 1999 and 2000 (for the fiscal years 1997, 1998 and 1999, respectively) as a special profit-sharing distribution.

(10) Employee Benefits - (Continued)

Supplemental Retirement Arrangement

Effective July 1, 1995, the Bank established a supplemental retirement benefit arrangement for the former Chief Executive Officer, who currently serves as a director of the Corporation and had entered into a consulting agreement with the Corporation. The expense to maintain that arrangement was zero in 2001, $61,000 in 2000, and $121,000 in 1999. The cost of this arrangement was being expensed over the term of the consulting agreement, which ended in May 2000. Included in the accompanying balance sheets are accrued expenses payable of $94,000, and $156,000 at December 31, 2001 and 2000, respectively. The arrangement is being partially funded by a life insurance policy. At December 31, 2001 and 2000, the cash surrender value of the policy, which is included in other assets, is $582,000 and $480,000, respectively.

Directors' Deferred Compensation Plan

The Corporation has established an unfunded deferred compensation plan for its directors who are non-employees of the Corporation. Any non-employee director may elect to defer earned fees to future years and earn interest on the unfunded balance which is based on a comparable investment term and rate of interest. This election may be terminated at the written request of the director at any time. The deferred compensation expense attributed to the directors for the years ended December 31, 2001, 2000 and 1999 totaled $21,000, $35,000 and $32,000, respectively, and the accrued expense payable included in the accompanying balance sheets for December 31, 2001 and 2000 were $193,000 and $166,000, respectively.

Stock Option Plans

The Corporation has adopted four stock option plans, one each in 1986, 1991, 1995 and 1998 (the "Option Plans"), for the benefit of officers and directors, and reserved 600,000 shares (adjusted for two-for-one common stock split) of authorized but unissued common stock for each plan for issuance thereunder. The terms of the Option Plans are similar and provide for options to be granted at the fair market value of the common stock on the date of grant. Options granted expire from seven to ten years after the date of grant.

As permitted under SFAS No. 123, the Corporation continues to apply APB Opinion No. 25 and related interpretations in accounting for the Option Plans; therefore, no compensation cost has been recognized.

(10) Employee Benefits - (Continued)

Under SFAS No. 123, the Corporation's net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

	2001	2000	1999
Net income:			
As reported	$7,104,000	$6,733,000	$5,464,000
Pro-forma	$6,803,000	$6,509,000	$5,106,000
Basic earnings per share:			
As reported	$0.97	$0.92	$0.74
Pro-forma	$0.92	$0.89	$0.69
Diluted earnings per share:			
As reported	$0.94	$0.91	$0.72
Pro-forma	$0.90	$0.88	$0.67

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.80%, 6.18% and 4.88%; expected volatility of 36%, 46% and 59%; risk-free interest rates of 4.8%, 6.3% and 5.7%; and expected lives of five years for 2001, 2000 and 1999. The weighted average grant-date fair value per share of stock options issued in 2001, 2000 and 1999 were $2.72, $2.11 and $3.39, respectively.

Changes in options outstanding during 2001, 2000 and 1999 were as follows:

	Shares	Exercise Price Range Per Share	Average Exercise Price Per Share
Outstanding, December 31, 1998 (427,670 shares exercisable)	788,250	$1.8125 to $14.375	$7.50
Granted during 1999	179,000	$8.000 to $9.000	$8.21
Exercised during 1999	(29,920)	$3.3125 to $7.875	$4.25
Canceled during 1999	(28,560)	$4.00 to $12.375	$9.00
Outstanding, December 31, 1999 (558,410 shares exercisable)	908,770	$1.8125 to $14.375	$7.70
Granted during 2000	179,500	$7.125	$7.13
Exercised during 2000	(29,400)	$1.8125 to $6.1875	$4.00
Canceled during 2000	(28,520)	$4.00 to $12.375	$8.19
Outstanding, December 31, 2000 (680,230 shares exercisable)	1,030,350	$1.8125 to $14.375	$8.09
Granted during 2001	187,000	$9.07 to $9.17	$9.15
Exercised during 2001	(45,120)	$1.8125 to $7.875	$5.13
Canceled during 2001	(48,320)	$4.00 to $14.375	$7.84
Outstanding, December 31, 2001 (779,030 shares exercisable)	1,123,910	$1.8125 to $14.375	$8.04

(10) Employee Benefits - (Continued)

A total of 86,320 shares of common stock have been reserved and are available for future grants under the Corporation's various stock option plans.

The following table summarizes information about the options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0 - $5	151,970	2.42 years	$3.93	151,970	$3.93
5 - 10	802,440	5.40	7.80	490,740	7.49
10 - 15	169,500	4.10	12.85	136,320	12.86
Total	1,123,910	4.80	8.04	779,030	7.73

(11) Related-Party Transaction

During the 2000 period, the Corporation sold a parcel of land and building, which was the former location of the Bank's South Peabody branch office, to a director of the Corporation. The cash sales price of $675,000 resulted in a gain of $376,000. The transaction was completed and transfer of title occurred in September 2000. See "Non-Interest Income" under "Results of Operations – 2000 Compared to 1999" and Note 4 "Banking Premises and Equipment" above.

(12) Financial Instruments with Off-Balance Sheet Risk, Commitments, and Contingent Liabilities

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations of interest rates. These financial instruments include commitments to originate loans, unused lines of credit, standby letters of credit, recourse arrangements on sold assets and forward commitments to sell loans. The financial instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and recourse arrangements is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For forward commitments to sell loans, the contract or notional amounts do not represent exposure to credit loss. The Corporation controls the credit risk on its forward commitments through credit approvals, limits and monitoring procedures.

(12) Financial Instruments with Off-Balance Sheet Risk, Commitments, and Contingent Liabilities - (Continued)

Financial instruments with off-balance sheet risk at December 31 are as follows:

	Contract Amount (In thousands)	
	2001	2000
Financial Instruments Whose Contract Amounts Represent Credit Risk:		
Commitments to originate loans	$39,183	$37,701
Unused lines of credit	46,728	48,417
Standby letters of credit	1,028	3,375
Unadvanced portions of construction loans	21,100	24,710
Loans sold with recourse	746	899
Financial Instruments Whose Contract Amounts Exceed the Amount of Credit Risk:		
Forward commitments to sell loans	$20,200	$ 6,978

Commitments to originate loans, unused lines of credit, and unadvanced portions of construction loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include single family houses, inventory, property, plant and equipment, and income-producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that in extending loan facilities to customers.

Forward commitments to sell loans are contracts which the Corporation enters into for the purpose of reducing the interest rate risk associated with originating loans for sale. In order to fulfill a forward commitment, the Corporation typically receives cash to be exchanged for the loans at a specified price at a future date agreed to by both parties. Risk may arise from the possible inability of the Corporation to deliver the loans specified on the commitment.

(12) Financial Instruments with Off-Balance Sheet Risk, Commitments, and Contingent Liabilities - (Continued)

As a nonmember of the Federal Reserve System, the Corporation is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement included in cash and due from banks was $4.9 million at December 31, 2001.

There were no material legal claims against the Corporation at December 31, 2001.

(13) Warren Bancorp, Inc. (Parent Company Only)

The condensed information of Warren Bancorp, Inc. is as follows:

Balance Sheets:	At December 31,	
	2001	2000
	(In thousands)	
ASSETS		
Cash	$ 1,698	$ 1,443
Investment in subsidiary	40,778	36,281
Total assets	$42,476	$37,724
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued expenses	$ 31	$ 42
Total liabilities	31	42
Stockholders' equity	42,445	37,682
Total liabilities and stockholders' equity	$42,476	$37,724

WARREN BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years ended December 31, 2001, 2000 and 1999

(13) Warren Bancorp, Inc. (Parent Company Only) - (Continued)

Statements of Operations:	Year ended December 31,		
	2001	2000	1999
	(In thousands)		
Income:			
Dividend income from subsidiary	$3,308	$4,570	$7,066
Interest	70	92	105
Management fees	96	86	111
Total operating income	3,474	4,748	7,282
Expenses:			
Other expenses	(96)	(86)	(111)
Income tax expense	(31)	(42)	(52)
Equity in undistributed net income (losses) of subsidiary	3,757	2,113	(1,655)
Net income	$7,104	$6,733	$5,464

The parent-company-only statements of changes in stockholders' equity are identical to the consolidated statement of changes in stockholders' equity for the three-year period ended December 31, 2001 and therefore are not reprinted here.

Statements of Cash Flows	Year ended December 31,		
	2001	2000	1999
	(In thousands)		
Cash flows from operating activities:			
Net income	$7,104	$6,733	$ 5,464
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income (losses) of Bank subsidiary	(3,757)	(2,113)	1,655
(Decrease) in liabilities	(10)	(8)	(62)
Net cash provided by operating activities	3,337	4,612	7,057
Cash flows from financing activities:			
Dividends paid	(3,313)	(4,576)	(4,675)
Purchase of treasury stock	-	(183)	(4,634)
Stock options exercised	231	115	128
Net cash (used in) financing activities	(3,082)	(4,644)	(9,181)
Increase (decrease) in cash and cash equivalents	255	(32)	(2,124)
Cash and cash equivalents at beginning of year	1,443	1,475	3,599
Cash and cash equivalents at end of year	$1,698	$1,443	$ 1,475

WARREN BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years ended December 31, 2001, 2000 and 1999

(14) Quarterly Results of Operations (Unaudited)

	Three months ended 2001			
	December 31	September 30	June 30	March 31
	(Table in thousands, except per-share data)			
Interest and dividend income	$7,803	$8,424	$8,522	$8,461
Interest expense	2,988	3,492	3,497	3,512
Net interest income	4,815	4,932	5,025	4,949
(Recovery of) provision for loan losses	(178)	38	(29)	38
Net interest income after provision for loan losses	4,993	4,894	5,054	4,911
Non-interest income *(1)*	740	628	703	518
Non-interest expense	3,300	2,992	2,957	2,770
Income before income taxes	2,433	2,530	2,800	2,659
Income tax expense *(2)*	794	844	762	918
Net income	$ 1,639	$ 1,686	$2,038	$1,741
Basic earnings per share:	$ 0.22	$ 0.23	$ 0.28	$ 0.24
Diluted earnings per share:	$ 0.22	$ 0.22	$ 0.27	$ 0.23

(1) Includes $200,000 of pre-tax interest for resolution of certain tax matters of prior years in the three months ended June 30, 2001.

(2) Includes a $176,000 reduction of state tax expense, net of federal tax, due to resolution of certain tax matters of prior years in the three months ended June 30, 2001.

(14) Quarterly Results of Operations (Unaudited) – (Continued)

	Three months ended 2000			
	December 31	September 30	June 30	March 31
	(Table in thousands, except per-share data)			
Interest and dividend income	$8,675	$8,399	$8,195	$7,795
Interest expense	3,559	3,353	3,135	3,073
Net interest income	5,116	5,046	5,060	4,722
Provision for loan losses	114	114	114	114
Net interest income after provision for loan losses	5,002	4,932	4,946	4,608
Non-interest income (1)	371	991	367	298
Non-interest expense	3,018	2,801	2,857	2,738
Income before income taxes	2,355	3,122	2,456	2,168
Income tax expense	790	1,081	805	692
Net income	$ 1,565	$ 2,041	$1,651	$1,476
Basic earnings per share:	$ 0.21	$ 0.28	$ 0.23	$ 0.20
Diluted earnings per share:	$ 0.21	$ 0.27	$ 0.22	$ 0.20

(1) *Includes gain on sale of investment security of $208,000 and gain on sale of fixed assets (see Note 11 "Related-Party Transaction") of $376,000 in the three months ended September 30, 2000.*

Basic and diluted earnings per share may not aggregate to annual amounts due to changes in average common shares and common-equivalent shares outstanding during the year and rounding.

(15) Fair Value of Financial Instruments

The Corporation estimates the fair value of its financial instruments at a discrete point in time based on relevant market information and information about the financial instruments. Because no active market exists for a portion of those financial instruments, fair value estimates are based on judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(15) Fair Value of Financial Instruments - (Continued)

Cash and Due From Banks, Accrued Interest Receivable, Accrued Interest Payable and Other Borrowed Funds

Cash and due from banks, accrued interest receivable, accrued interest payable, and other borrowed funds are short-term in nature and are not subject to material interest rate changes which would result in a material difference between fair value and book value. In addition, an adjustment to fair value for credit risk is not considered necessary because of the current financial status of the various counterparties. The book value of these financial instruments is representative of their fair value.

Investment Securities

U.S. Treasury and Government Agency securities, mortgage-backed securities, money market funds and overnight investments, fixed income mutual funds and common and preferred stock are actively traded in a secondary market. Published investment securities market values are used as fair value for most of these securities. Refer to Note 2 for the fair value of these securities. Stock in the Federal Home Loan Bank and the Depositors Insurance Fund Liquidity Fund are not traded in a secondary market. Based upon the characteristics of these securities, however, book value is a reasonable estimate of fair value.

Loans

Fair value of loans is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, commercial real estate, commercial, and consumer.

The fair value of fixed-rate residential mortgage loans is primarily based upon secondary market rates for mortgage-backed securities consisting of mortgages similar in nature to the loans included in the Bank's residential mortgage loan portfolio. The fair value of all other types of loans is estimated by discounting contractual cash flows using estimated market discount rates which reflect the interest rate and credit risk inherent in the loans. The discount rate used in the fair value estimation reflects rates that are available to customers who meet the Bank's underwriting standards.

Management has made estimates of fair value of loans that it believes are reasonable. However, because there is no market for many of the types of loans, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale.

Due From Mortgage Investors

The book value is representative of the loans' fair value.

Deposit Liabilities and Escrow Deposits of Borrowers

The fair value of deposits with no stated maturity such as savings deposits, non-interest deposits and escrow deposits of borrowers is equal to the book value of these accounts. The fair value

(15) Fair Value of Financial Instruments – (Continued)

of time deposits (including retirement time deposits) is based upon the discounted value of contractual cash flows. The discount rate has been estimated using the rates offered for deposits of a similar remaining maturity as of December 31, 2001 and 2000. Early withdrawal assumptions, based on the Bank's experience, do not materially affect the estimation of fair value.

Federal Home Loan Bank Advances

The fair value of Federal Home Loan Bank advances is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates for advances of a similar remaining maturity as of December 31, 2001 and 2000.

Off-Balance Sheet Financial Instruments

The fair value of the Corporation's commitments to extend credit is estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of the Corporation's commitments to sell loans is based on current market prices. At December 31, 2001 and 2000, management has estimated the fair values of these financial instruments to be immaterial.

The estimated fair values of the Corporation's financial instruments at December 31 are as follows (in thousands):

	2001		2000	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	$16,834	$16,834	$13,669	$13,669
Money market funds and overnight investments	10,166	10,166	74	74
Investment securities available for sale	57,260	57,260	58,696	58,696
Loans held for sale	13,510	13,510	5,180	5,219
Loans, net	341,639	346,817	343,551	342,126
Investment securities held to maturity	1,375	1,375	1,250	1,250
Cost-basis investments	5,794	6,034	5,794	6,034
Due from mortgage investors	13,003	13,003	-	-
Financial liabilities:				
Non-time deposits	244,714	244,714	229,793	229,793
Time deposits	153,633	155,282	157,254	156,880
FHLB borrowings	5,657	5,741	2,671	2,658
Repurchase agreements	13,425	13,425	5,983	5,983

(16) Business Segments

For internal reporting, planning and business purposes, the Corporation segments its operations into distinct business groups. An individual business group's profit contribution to the Corporation as a whole is determined based upon the Corporation's profitability reporting system which assigns capital and other balance sheet items and income statement items to each of the business groups. This segmentation mirrors the Corporation's organizational structure. Management accounting policies are in place for assigning revenues and expenses that are not directly incurred by the business groups, such as overhead, the results of asset allocations, and transfer revenues and expenses. Accordingly, the Corporation's business-segment operating results will differ with other similar information published by other financial institutions. In addition, management accounting concepts are periodically refined and results may change to reflect these refinements.

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting operating segments of a business enterprise. The rules establish standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Corporation's chief operating decision maker is the President and Chief Executive Officer of the Corporation. SFAS No. 131 has no effect on the Corporation's primary financial statements, but does result in the disclosure of segment information contained herein.

In 2001, the Corporation has identified its reportable operating business segments as the Corporate Banking Business, the Personal Banking Business and the Residential Mortgage Business.

In 2000 and 1999, the Corporation had identified its reportable business segments as the Corporate Banking Business and the Personal Banking Business. Although the Corporation's business segments included the Residential Mortgage Business in 2000 and 1999, it was not considered a reportable segment. In 2001 the Corporation changed its method of allocating assets, capital, and funding among the business segments. The major change is that the residential mortgage loan portfolio became part of the assets of the Residential Mortgage Business in 2001. In prior periods, the Residential Mortgage Business sold loans that were to be kept in the Bank's portfolio to the Personal Banking Business at a specified transfer price. Because of this change in the mix of assets, capital allocations and funding methods to those two businesses also changed. Also because of these changes, the Residential Mortgage Business met certain quantitative thresholds and is now considered a reportable segment. Due to the complexity of the financial statements, the fact that the Corporation's new approach encompasses a fundamental change and that change is more than just a reassignment of profit centers, a restatement of information for prior periods is impracticable. In addition, for the same reasons, it is impracticable to restate the current reporting period under the old basis. Furthermore, management has not restated prior or current business-segment financial information for internal purposes. A description of each reportable business segment is discussed below:

Corporate Banking Business

The Corporate Banking Business provides services to business customers in the Corporation's market area. These services include, but are not limited to, commercial real estate and construction loans, asset-based financing and cash management/deposit services. It services all loans in its

(16) Business Segments - (Continued)

business. This business' segment reporting approach remained the same in the 2001, 2000 and 1999 periods.

Residential Mortgage Business

The Residential Mortgage Business provides services to consumers in the Corporation's market area. These services include making adjustable-rate and fixed-rate mortgage loans. This group also services all loans held in its business and sells fixed-rate loans into the secondary market.

Personal Banking Business

The Personal Banking Business provides services to consumers in the Corporation's market area through its branch and ATM network. These services include, but are not limited to, home equity loans, installment loans, safe deposit boxes and an array of deposit services. In the 2000 and 1999 periods, this business purchased adjustable-rate mortgage loans from another business segment and serviced all loans in its business. In the 2001 period, the adjustable-rate mortgage loans were transferred to the books of the Residential Mortgage Business along with the expense of servicing those loans.

Non-Reportable Segments

Non-reportable operating segments of the Corporation's operations that do not meet the qualitative and quantitative thresholds requiring disclosure are included in the Other category in the disclosure of business segments below. Revenues in these segments consist mainly of interest income on investments and gains on sales of securities, and in 2000 and 1999 also included gains on sales of mortgage loans.

WARREN BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years ended December 31, 2001, 2000 and 1999

(16) Business Segments – (Continued)

Specific reportable segment information as of and for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

Year Ended December 31, 2001

	Corporate Banking	Residential Mortgage	Personal Banking	Other	Eliminations	Warren Bancorp Consolidated
Interest income–external	$22,330	$7,422	$ 3,012	$ 446	-	$ 33,210
Interest income–internal	-	-	14,708	-	$(14,708)	-
Interest expense-external	2,048	595	10,750	96	-	13,489
Interest expense-internal	9,821	4,887	-	-	(14,708)	-
Fee and other income	238	1,079	1,029	243	-	2,589
Income tax expense (benefit)	3,010	838	706	(1,236)	-	3,318
Net income	4,890	1,289	1,187	(262)	-	7,104
Total assets	291,400	81,300	76,500	14,400	-	463,600
Total loans	263,300	48,700	29,600	-	-	341,600
Total deposits	64,300	900	328,700	4,400	-	398,300

WARREN BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years ended December 31, 2001, 2000 and 1999

(16) Business Segments – (Continued)

Year Ended December 31, 2000

	Corporate Banking	Personal Banking	Other	Eliminations	Warren Bancorp Consolidated
Interest income–external	$ 21,362	$ 11,412	$ 290	-	$ 33,064
Interest income–internal	-	9,800	111	$(9,911)	-
Interest expense–external	2,221	10,805	94	-	13,120
Interest expense–internal	9,800	-	111	(9,911)	-
Fee and other income	326	904	797	-	2,027
Income tax expense (benefit)	2,929	1,655	(1,216)	-	3,368
Net income (loss)	4,435	2,985	(687)	-	6,733
Total assets	262,500	167,500	8,100	-	438,100
Total loans	235,000	113,300	-	-	348,300
Total deposits	67,400	317,500	2,100	-	387,000

WARREN BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Years ended December 31, 2001, 2000 and 1999

(16) Business Segments – (Continued)

Year Ended December 31, 1999

	Corporate Banking	Personal Banking	Other	Eliminations	Warren Bancorp Consolidated
Interest income–external	$ 19,076	$ 9,682	$ 229	-	$ 28,987
Interest income–internal	-	8,963	45	$(9,008)	-
Interest expense–external	1,338	10,367	98	-	11,803
Interest expense–internal	8,963	-	45	(9,008)	-
Fee and other income	168	807	322	-	1,297
Income tax expense (benefit)	2,973	1,233	(1,379)	-	2,827
Net income (loss)	4,459	2,512	(1,507)	-	5,464
Total assets	237,600	156,600	8,000	-	402,200
Total loans	216,200	74,800	-	-	291,000
Total deposits	39,700	313,700	2,100	-	355,500

Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) (1) Financial Statements. Included in Item 8.

(a) (2) Exhibits

3.(i) (A)-- Articles of Organization of Warren Bancorp, Inc. *(7)*

3.(i) (B)-- Articles of Merger of Warren Bancorp, Inc. *(7)*

3.(i) (C)-- Certificate of Vote of Directors Establishing a Class of Stock of Warren Bancorp, Inc. classifying and designating the Series B Junior Participating Cumulative Preferred Stock. *(5)*

3.(ii) -- By-laws of Warren Bancorp, Inc., *(7)*

4.1 -- Form of Stock Certificate of Warren Bancorp, Inc. *(9)*

4.2 -- Shareholder Rights Agreement, dated as of April 21, 1999, between Warren Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent *(5)*

10.1 -- Warren Bancorp, Inc. 1986 Incentive and Nonqualified Stock Option Plan, as amended. *(8)* *

10.2 -- Special Termination Agreement among Warren Bancorp, Inc., Warren Five Cents Savings Bank and Paul M. Peduto. *(9)* *

10.3 -- Special Termination Agreement among Warren Bancorp, Inc., Warren Five Cents Savings Bank and Leo C. Donahue. *(9)* *

10.4 -- Split-Dollar Agreement between Warren Five Cents Savings Bank and Paul M. Peduto. *(6)* *

10.5 -- Split-Dollar Agreement between Warren Five Cents Savings Bank and Leo C. Donahue, Jr. *(6)* *

10.6 -- Special Termination Agreement among Warren Bancorp, Inc., Warren Five Cents Savings Bank and John R. Putney. *(9)* *

10.7 -- Split-Dollar Agreement between Warren Five Cents Savings Bank and John R. Putney. *(6)* *

10.8 -- Warren Bancorp, Inc. 1991 Incentive and Nonqualified Stock Option Plan, as amended. *(1)* *

10.9 -- Split-Dollar Agreement between Warren Five Cents Savings Bank and Mark J. Terry *(6)* *

10.10 -- Special Termination Agreement among Warren Bancorp, Inc., Warren Five Cents Savings Bank and Mark J. Terry. *(9)* *

10.11 -- Warren Bancorp, Inc. 1995 Incentive and Nonqualified Stock Option Plan *(2)* *

10.12 -- Executive Supplemental Retirement Agreement among Warren Bancorp, Inc., Warren Five Cents Savings Bank and George W. Phillips. *(9)* *

10.13 -- Split-Dollar Agreement between Warren Five Cents Savings Bank and George W. Phillips *(9)* *

10.14 -- Employment Agreement between Warren Five Cents Savings Bank and John R. Putney *(3)* *

10.15 -- Omitted.

10.16 -- Warren Bancorp, Inc. 1998 Incentive and Nonqualified Stock Option Plan *(4)* *

21.1 -- List of Subsidiaries of Warren Bancorp, Inc. *(9)*

23.1 -- Consent of Independent Public Accountants. *(9)*

99.1 -- Letter to Securities and Exchange Commission regarding representations made by Arthur Andersen LLP. *(9)*

(b) Reports on Form 8-K. None.

---

(1) Previously filed as an exhibit to the Corporation's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 13, 1995 and incorporated herein by reference.

(2) Previously filed as an exhibit to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 3, 1995 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1998 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Corporation's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 11, 1998 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 1999 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2000 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2001 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 15, 1988 and incorporated herein by reference.

(9) Filed herewith.

* Management contract or compensatory plan or arrangement required to be filed or incorporated by reference as an exhibit to this Form 10-K pursuant to Item 14(c) of Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Corporation has duly created this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peabody, Commonwealth of Massachusetts, on March 20, 2002.

WARREN BANCORP, INC.

By: /s/ Stephen G. Kasnet
Stephen G. Kasnet
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Corporation and in the capacities and on the dates indicated:

Name	Title	Date
/s/ John R. Putney John R. Putney	President and Chief Executive Officer; Director (Principal Executive Officer)	March 20, 2002
/s/ Paul M. Peduto Paul M. Peduto	Treasurer; Director (Principal Financial Officer and Principal Accounting Officer)	March 20, 2002
/s/ Peter V. Bent Peter V. Bent	Director	March 20, 2002
/s/ Stephen J. Connolly, IV Stephen J. Connolly, IV	Director	March 15, 2002
/s/ Francis L. Conway Francis L. Conway	Director	March 20, 2002
Robert R. Fanning, Jr.	Director	March , 2002
/s/ Arthur E. Holden Arthur E. Holden	Director	March 18, 2002
/s/ Stephen R. Howe Stephen R. Howe	Director	March 20, 2002
/s/ Stephen G. Kasnet Stephen G. Kasnet	Director	March 20, 2002
/s/ Linda Lerner Linda Lerner	Director	March 20, 2002
/s/ Arthur E. McCarthy Arthur E. McCarthy	Director	March 20, 2002
/s/ George W. Phillips George W. Phillips	Director	March 20, 2002
/s/ William F. Scanlon, Jr. William F. Scanlon, Jr.	Director	March 20, 2002
/s/ John D. Smidt John D. Smidt	Director	March 20, 2002
/s/ John H. Womack John H. Womack	Director	March 20, 2002

ANNUAL MEETING

The Annual Meeting of Shareholders of Warren Bancorp, Inc. will be held at the Peabody Marriott, 8A Centennial Drive, Peabody, Massachusetts, on Wednesday, May 1, 2002, at 10:00 a.m. A formal notice of the meeting, together with a proxy statement and proxy form, is being mailed to shareholders with this annual report.

FORM 10-K AND OTHER REPORTS

Additional copies of this Annual Report to Shareholders, which contains the Corporation's annual report to the Securities and Exchange Commission on Form 10-K (without exhibits), a copy of the exhibits to the Annual Report on Form 10-K and copies of quarterly reports may be obtained without charge by writing: Warren Bancorp, Inc., Shareholder Relations, 10 Main Street, Post Office Box 6159, Peabody, Massachusetts 01960.

SHAREHOLDER INFORMATION

Shareholder Relations

Paul M. Peduto, Treasurer
Warren Bancorp, Inc.
10 Main Street
Post Office Box 6159
Peabody, MA 01960
(978) 531-7400

Transfer Agent & Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

Independent Public Accountants

Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110-2812

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Corporation's common stock is traded over the counter and is quoted by the Nasdaq National Market under the symbol WRNB. The following table sets forth the high and low closing prices for the common stock of the Corporation during the two-year period ended December 31, 2001. All prices set forth below are based upon information provided by the Nasdaq National Market.

		Common Stock	
		High	Low
2001	4th Quarter	$9.55	$8.92
	3rd Quarter	10.23	8.58
	2nd Quarter	9.50	8.56
	1st Quarter	9.38	7.94
2000	4th Quarter	$8.00	$7.00
	3rd Quarter	8.34	6.75
	2nd Quarter	7.75	6.44
	1st Quarter	7.75	6.25

As of March 1, 2002, the Corporation had approximately 575 stockholders of record who held 7,392,031 shares of common stock. The number of shareholders indicated does not reflect the number of persons or entities who hold their common stock in nominee names through various brokerage firms or other entities.

The declaration of future dividends to the Corporation's stockholders is subject to future operating results, financial conditions, tax and legal considerations and other factors, such as the Bank's ability to declare and pay dividends to the Corporation. As the principal asset of the Corporation, the Bank currently provides the only source of payment of dividends by the Corporation. The Federal Deposit Insurance Corporation Improvement Act limits the ability of undercapitalized insured banks to pay dividends. Moreover, under Massachusetts law, a stock-form savings bank may pay dividends no more frequently than quarterly only out of its net profits and only to the extent such dividends do not impair the Bank's capital stock, as defined; and the Commissioner's approval may be required under certain circumstances. Under Federal Reserve Board and FDIC regulations, the Corporation and the Bank would be prohibited from declaring dividends if, among other things, they were not in compliance with applicable regulatory capital requirements. Funds held by the Corporation are available for various corporate uses, including the payment of future dividends.

Dividends were paid by the Corporation during 2001 and 2000 as follows:

		Payment Date	Dividend per Share
2001	4th Quarter	November 13, 2001	$.115
	3rd Quarter	August 13, 2001	.115
	2nd Quarter	May 14, 2001	.115
	1st Quarter	February 12, 2001	.105
2000	4th Quarter	November 13, 2000	$.105
	3rd Quarter	August 14, 2000	.105
	2nd Quarter *(1)*	May 15, 2000	.315
	1st Quarter	February 14, 2000	.100

(1) Includes special dividend of $.21 per share.

Corporate Information

WARREN BANCORP, INC. AND WARREN FIVE CENTS SAVINGS BANK
As of March 20, 2002

DIRECTORS

PETER V. BENT (2)(4)
Owner/Manager,
Brown's Yacht Yard

STEPHEN J. CONNOLLY, IV (3)(4)
President,
Connolly Brothers, Inc.
Construction Company

FRANCIS L. CONWAY (2)
Chairman
Conway, Cahill-Brodeur
Funeral Home, LLC

ROBERT R. FANNING, JR. (1)(2)(3)(6)
President Emeritus,
Northeast Health
Systems, Inc.

ARTHUR E. HOLDEN (1)(3)(4)
Vice President,
Holden Oil, Inc.

STEPHEN R. HOWE (2)(4)(6)
Consultant

STEPHEN G. KASNET (1)(3)(4)
President &
Chief Executive Officer,
Harbor Global Co., Ltd.
Chairman of the Board,
Warren Bancorp, Inc. and
Warren Five Cents Savings Bank

LINDA LERNER (2)(4)(6)
Retired

ARTHUR E. MCCARTHY (1)(3)
Vice President &
Managing Director,
Tucker Anthony, Inc.

PAUL M. PEDUTO
Treasurer,
Warren Bancorp, Inc., and
Executive Vice President,
Chief Financial Officer and Treasurer,
Warren Five Cents Savings Bank

GEORGE W. PHILLIPS (5)(6)
Retired

JOHN R. PUTNEY
President &
Chief Executive Officer,
Warren Bancorp, Inc. and
Warren Five Cents Savings Bank

WILLIAM F. SCANLON, JR.. (2)(6)
Associate Visiting Professor
Endicott College

JOHN D. SMIDT (4)
President & Treasurer,
John Smidt Co., Inc.

JOHN H. WOMACK (2)(6)
President &
Chief Executive Officer,
TJM Enterprise, Inc.

(1) Executive Committee
(2) Finance, Audit and Compliance Committee
(3) Nominating Committee
(4) Loan Committee (Warren Five Cents Savings Bank)
(5) Director of Warren Bancorp, Inc. only
(6) Strategic Planning Committee

PRINCIPAL OFFICERS

WARREN BANCORP, INC.

STEPHEN G. KASNET
Chairman of the Board

JOHN R. PUTNEY
President and
Chief Executive Officer

PAUL M. PEDUTO
Treasurer

CYNTHIA J. HICKEY
Assistant Treasurer

SUSAN G. OUELLETTE
Clerk

WARREN FIVE CENTS SAVINGS BANK

STEPHEN G. KASNET
Chairman of the Board

JOHN R. PUTNEY
President and
Chief Executive officer

PAUL M. PEDUTO
Executive Vice President,
Chief Financial Officer and Treasurer

MARK J. TERRY
Executive Vice President for
Corporate Banking and
Senior Lending Officer

LEO C. DONAHUE
Senior Vice President for
Personal Banking

SUSAN G. OUELLETTE
Clerk

WARREN FIVE CENTS SAVINGS BANK
As of March 20, 2002

Senior Vice Presidents

NICHOLAS P. HELIDES
MITCHELL MARCUS
ARTHUR T. MCCARTHY
FRANK P. ROMANO

Vice Presidents

PATRICIA A. ACQUAVIVA
FELIX AMSLER
DAVID E. BOUDREAU
JEFFREY O. BREWER
MEGAN T. CARLTON
DAVID S. COLLINS
ELLEN F. DUNN
LAURA J. GAITO
KERIN E. GREEN
CYNTHIA J. HICKEY
WILLIAM J. KELL
BARBARA L. KELLY
MARIA C. LIMA
WILLIAM F. LINDQUIST, III
DONALD R. LONNBERG
MARK S. PANALL
TONY G. PASCUCCIO
JOHN J. SOUSA, JR.
SUZANNA R. LEVINE WANKA

Assistant Vice Presidents

ARTHUR T. BERNIER, JR.
CAROL M. BRUNTON
RUTH M. DAY
CYNTHIA J. GOLDSMITH
ELEANOR M. MANNING
SHERRY M. O'CONNELL
MARGARET M. PEDRO
LAWRENCE A. PENTA
JOAN C. WILLIAMS

Other Officers

WILLIAM H. ANDERSON
SUSAN B. BRADFORD
SARAH T. BARTHEL
BETTE JEAN CARPENTER
DIANE M. CORDARO
DIANE E. GOKAS
JANIS M. HASERLAT
CHRISTIE MARKS
LOIS MCGINNESS
ROSE J. NOGUEIRA
LINDA A. PALMER

Warren Bancorp, Inc.
10 Main Street, Post Office Box 6159, Peabody, MA 01961
978-531-7400